FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of the registrant, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document(1)

101.SCH	XBRL Taxonomy Extension Schema(1)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase(1)

101.DEF	XBRL Taxonomy Extension Definition Linkbase(1)

101.LAB	XBRL Taxonomy Extension Label Linkbase(1)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase(1)

(1)	The Interactive Data File (as defined in Rule II of Regulation S-T) with respect to the unaudited interim consolidated financial statements furnished herein will be furnished separately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 28, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Company”, “Nomura”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 6-K, references to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to the lawful currency of Japan, references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”). All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown within this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our consolidated financial statements, including the notes thereto, for the six months ended September 30, 2010 and 2011 are included elsewhere in this Form 6-K. The interim financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

U.S. Financial Reform Act In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which is now the subject of a multi-agency rulemaking process. The rulemakings include, among others, (i) creating a tighter regulatory framework for over-the-counter (“OTC”) derivatives; (ii) establishing a process for designating non-bank financial firms as “systemic”, subject to increased prudential standards and regulatory oversight (“U.S. SIFIs”); (iii) prohibiting material conflicts of interest between those who package and sell asset-backed securities (ABS) and those who invest in them; and (iv) establishing risk retention requirements for ABS. Other aspects of the Dodd-Frank Act and related rulemakings include provisions that (i) prohibit deposit-taking banks and their affiliates from engaging in proprietary trading and limit their ability to make investments in hedge funds and private equity funds (the so-called “Volcker Rule”); (ii) empower regulators to liquidate failing non-bank financial companies that are systemically important; (iii) provide for new systemic risk oversight and increased capital requirements for both bank and non-bank U.S. SIFIs; (iv) provide for a broader regulatory oversight of hedge funds; and (v) new regulations regarding the role of credit rating agencies, investment advisors and others. The exact details of the implementation of the Dodd-Frank Act and its impact on Nomura’s operations will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards.

Recent Developments in Capital Adequacy Regulations In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) issued the overall documents of the capital and liquidity reform package from Basel II (“Basel III”) in order to promote a more resilient banking sector. The Basel Committee has been taking an active part towards the Basel III implementation in 2013, such as modifying the Basel III rules text which included the amendment to the credit value adjustment in June 2011 and providing “Capitalisation of bank exposures to central counterparties” for public commentary in November 2011; issuing “Basel III-Frequently asked questions” in July, October and November 2011; and announcing “Progress report on Basel III implementation” in October 2011. In addition to the Basel III implementation, the Financial Stability Board and the Basel Committee at the Group of Twenty (“G-20”) summit in November 2011 identified global systemically important financial institutions (“G-SIFIs”) on which additional capital requirements will be imposed. For further information on Basel III, please see “Consolidated Regulatory Requirements” herein.

Recovery and Resolution Plans On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve the capacity of authorities to resolve failing systemically important financial institutions without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require G-SIFIs to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such global framework, on August 9, 2011, the Financial Services Authority in the United Kingdom (“U.K. FSA”) published a consultation on its proposals for RRPs. The consultation covers the requirement for banks and large investment firms in the U.K. and not limited to G-SIFIs, to prepare and maintain RRPs, while a separate discussion paper explores matters relevant to the resolution of financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. Following consultation, the U.K. FSA will issue a policy statement in the first quarter of 2012 setting out final rules and guidance with the expectation that firms will have submitted their plans to the U.K. FSA and Bank of England by the end of June 2012. In Japan, also based on international discussions, such as in the Financial Stability Board, the Financial Services Agency (the “FSA”) is working towards the creation of RRPs of financial institutions which are internationally active and conduct large and complex business.

Markets in Financial Instruments Directive (“MiFID II”) On October 20, 2011 the European Commission published draft legislation for MiFID II. The draft legislation has been split into two parts: the Markets in Financial Instruments Directive and the Markets in Financial Instruments Regulation (MiFIR). The draft legislation seeks to introduce wide reaching changes to markets, including the extension of market transparency rules into non-equities and potentially reducing the size of the OTC derivative market by pushing derivatives onto exchanges.

Review of the Market Abuse Directive On October 20, 2011 the European Commission published draft legislation for the review of the Market Abuse Directive (MAD II). The dossier has been split into two parts: the Market Abuse Directive and the Market Abuse Regulation. The draft legislation seeks to strengthen market abuse provisions and introduce measures allowing for effective deterrent of market abuse behaviors.

Bank Levy On January 1, 2011, the U.K. government introduced a tax based on banks’ balance sheets (the “bank levy”). The bank levy applies to U.K. banking groups as well as U.K. subsidiaries or branches of foreign banking groups and is based on liabilities, subject to certain exclusions and offsets. In November 2011, the U.K. Chancellor of the Exchequer announced that from January 1, 2012 the bank levy rate will increase from 0.078% to 0.088%.

Japanese Corporate Tax On November 30, 2011, the bill for reconstruction funding after the March 11 earthquake (the “Reconstruction Funding Bill”) and the bill for the remaining items of the 2011 tax reform (the “Tax Reform Bill”) were approved by the Diet. Under the Reconstruction Funding Bill, Special Reconstruction Corporate Tax will be imposed on companies, which will be calculated by multiplying the base corporation tax by 10% and will be effective for three fiscal years from April 1, 2012 to March 31, 2015. Under the Tax Reform Bill, the corporate income tax rate will be reduced by 4.5%, effective from the fiscal year beginning on or after April 1, 2012. New tax laws related to these bills were promulgated on December 2, 2011, and as a result the domestic statutory tax rates will be approximately 38% for the next three fiscal years and approximately 36% thereafter.

Risk Factors

Set forth below are material changes from the risks as previously disclosed in Part I, Item 3.D "Risk Factors" of our annual report on Form 20-F for the year ended March 31, 2011. The following is to amend and update only the corresponding language of the disclosure in Part I, Item 3.D of such annual report.

You should read the following in conjunction with the risks factors otherwise disclosed in such annual report, including additional paragraphs from the relevant risk factors that we have not repeated below.

Our business may be materially affected by financial markets and economic conditions and market fluctuations in Japan and elsewhere around the world

Over recent years, continuous disruptions have lead to an acute downturn in the markets and economic conditions in Japan and elsewhere around the world. In 2008 and through to early 2009, the financial services industry, global securities markets and real economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. While the world economy grew in 2010 due to stimuli from expansive monetary and fiscal policies, in 2011 the manifestation of financial problems in the U.S. and the worsening of financial, economic and structural issues in the peripheral countries of the Eurozone, including Greece, have adversely influenced major global financial markets. Global markets also face new challenges, for example political instability in certain regions such as the Middle East, and the economic outlook in the medium to long term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on economic and financial market conditions. For example, with respect to our home market of Japan, the economic downturn has been prolonged and some time may be required for recovery due to the economic consequences arising from direct and indirect negative effects of the East Japan Earthquake in March 2011, including damages to nuclear power plants and resulting power shortages, and supply line disruptions. A sustained market/economic downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results.

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, a bill to amend the FIEA was passed by the Diet, which became effective on April 1, 2011, excluding certain sections. The amendment strengthened supervision through introducing corporate group regulations, which we are subject to, such as consolidated capital adequacy regulations on financial instruments business operators the size of which exceeds specified parameters and on certain parent companies, and by requiring reports on the financial status of such companies. In addition, the Financial Services Agency (the “FSA”) amended the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” which became effective on April 1, 2011. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of specified parent company, including Nomura Group, which are designed to reduce excessive risk taking by their executives and employees.

In addition, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (G-20) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The impact of these proposals (including bank levy) on us and our industry may be significant. However, policy responses to such proposals and amendment of existing systems are still ongoing and are difficult to precisely predict at this point.

The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse effect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the FSA’s notice on Basel II based consolidated capital adequacy rules applicable to the Ultimate Designated Parent Company. Although specific rules to implement the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”) are yet to be finalized in Japan by the FSA, the implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Further, based on Basel III, the Financial Stability Board and the Basel Committee have announced they will annually update the list of global systemically important financial institutions (“G-SIFIs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIFIs. The costs and impact on us as described above may further increase if we are identified as a G-SIFI in the future.

The financial services industry is intensely competitive and rapidly consolidating

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefits of management resource reallocation

We believe that there are significant opportunities in the international markets, but there is also significant competition for such opportunities. In order to take advantage of those opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Some of these financial services firms are larger in scale and better capitalized, are able to secure talented human resources and have a stronger local presence in these markets. As a means to bolster our international operations, we acquired certain Lehman operations in Europe, the Middle East and Asia in 2008 and we have been rebuilding and expanding our operations in these regions and the U.S. However, in light of an increasing sense of uncertainty associated with market conditions and the global economy from various unstable factors including the European sovereign debt crisis, many competitor financial services firms have announced plans to reduce costs. We have also begun to carry out plans to reduce costs aimed at reallocating management resources and lowering our breakeven point. Such optimization of management resource reallocation for our global businesses is critical to our global management strategy, and if we fail to realize the full benefits of these efforts our global business strategy and financial condition may be adversely affected.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statement contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and in Item 3.D of our annual report on Form 20-F for the full year ended March 31, 2011, as well as elsewhere in this Form 6-K.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2010 and 2011

The interim financial statements included in this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F filed on June 30, 2011.

Overview

The following table provides selected consolidated statements of operations information for the six months ended September 30, 2010 and 2011.

	Millions of yen except per share data
	Six Months Ended September 30,
	2010	2011
Non-interest revenues:
Commissions	¥201,598	¥182,706
Fees from investment banking	45,258	27,589
Asset management and portfolio service fees	68,566	75,767
Net gain on trading	162,962	93,484
Gain (loss) on private equity investments	(1,909)	(8,265)
Gain (loss) on investments in equity securities	(16,028)	(3,141)
Other	28,270	196,342

Total non-interest revenues	488,717	564,482
Net interest revenue	46,730	67,472

Net revenue	535,447	631,954
Non-interest expenses	507,379	642,228

Income (loss) before income taxes	28,068	(10,274)
Income tax expense	23,100	15,947

Net income (loss)	4,968	(26,221)

Less: Net income attributable to noncontrolling interests	1,595	2,100

Net income (loss) attributable to NHI shareholders	¥3,373	¥(28,321)

Return on shareholders’ equity (annualized)(1)	0.3%	(2.7%)

(1)	Calculation method: Net income (loss) attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

Net revenue increased by 18.0% from ¥535,447 million for the six months ended September 30, 2010 to ¥631,954 million for the six months ended September 30, 2011. Commissions decreased by 9.4%, due primarily to decreasing commissions for distribution of investment trusts. Asset management and portfolio service fees increased by 10.5%, due primarily to a steady increase of mandates from institutional investors outside Japan. Net gain on trading decreased by 42.6%, due primarily to the adverse market conditions and fiscal instability in Europe. Other increased by 594.5%, due primarily to Nomura increasing its stake in Nomura Land and Building Co., Ltd. (“NLB”), one of its affiliated companies, by acquiring additional NLB shares and thereby making it a consolidated subsidiary during the six months ended September 30, 2011.

Net interest revenue was ¥67,472 million for the six months ended September 30, 2011 and ¥46,730 million for the six months ended September 30, 2010. Net interest revenue is a function of the level and the total mix of assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale operation in particular, we view net interest revenue and non-interest revenues in the aggregate.

Non-interest expenses increased by 26.6% from ¥507,379 million for the six months ended September 30, 2010 to ¥642,228 million for the six months ended September 30, 2011, due primarily to the NLB acquisition.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 82.3% was mainly due to non-deductible expenses, different tax rates and changes in statutory tax rates applicable to income (loss) of foreign subsidiaries.

For the six months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of negative 155.2% was mainly due to an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenue increased the effective tax rate.

Net loss attributable to NHI shareholders was ¥28,321 million for the six months ended September 30, 2011 and net income attributable to NHI shareholders was ¥3,373 million for the six months ended September 30, 2010. Our annualized return on shareholders’ equity was negative 2.7% for the six months ended September 30, 2011 and 0.3% for the six months ended September 30, 2010.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual clients in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trusts certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six Months Ended September 30,
	2010	2011
Non-interest revenues	¥197,336	¥176,685
Net interest revenue	1,376	1,484

Net revenue	198,712	178,169
Non-interest expenses	138,191	145,426

Income before income taxes	¥60,521	¥32,743

Net revenue decreased by 10.3% from ¥198,712 million for the six months ended September 30, 2010 to ¥178,169 million for the six months ended September 30, 2011. The primary factor for the decreased net revenue was due to decrease in commissions from distribution of investment trusts.

Non-interest expenses increased by 5.2% from ¥138,191 million for the six months ended September 30, 2010 to ¥145,426 million for the six months ended September 30, 2011.

Income before income taxes decreased by 45.9% from ¥60,521 million for the six months ended September 30, 2010 to ¥32,743 million for the six months ended September 30, 2011.

The following graph shows the revenue composition by instrument in terms of Retail non-interest revenues for the six months ended September 30, 2010 and 2011.

As described above, revenue composition of investment trusts and asset management decreased from 61% for the six months ended September 30, 2010 to 60% for the six months ended September 30, 2011, due primarily to a decrease in commissions from distribution of investment trusts. Revenue composition of equities decreased from 19% for the six months ended September 30, 2010 to 15% for the six months ended September 30, 2011, due primarily to the stock market slowdown. Revenue composition of bonds increased from 18% for the six months ended September 30, 2010 to 23% for the six months ended September 30, 2011, due primarily to an increase in sales of foreign currency-denominated bonds. Revenue composition of variable annuity insurance was at 2% for both six months ended September 30, 2010 and 2011.

The following graph shows amounts and details regarding the composition of retail client assets at September 30, 2010 and 2011.

Total retail client assets decreased by ¥2.0 trillion from ¥68.1 trillion at September 30, 2010 to ¥66.1 trillion at September 30, 2011. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd. (“NSC”), other brokers, banks, Japan Post Bank and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenue primarily consists of asset management and portfolio services fees that are attributable to Asset Management. Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the six months ended September 30, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

	Millions of yen
	Six Months Ended September 30,
	2010	2011
Non-interest revenues	¥29,697	¥33,110
Net interest revenue	2,262	1,684

Net revenue	31,959	34,794
Non-interest expenses	23,793	22,635

Income before income taxes	¥8,166	¥12,159

Net revenue increased by 8.9% from ¥31,959 million for the six months ended September 30, 2010 to ¥34,794 million for the six months ended September 30, 2011, due primarily to inflows to investment trusts and contributions to overseas investment advisory business.

Non-interest expenses decreased by 4.9% from ¥23,793 million for the six months ended September 30, 2010 to ¥22,635 million for the six months ended September 30, 2011.

Income before income taxes increased by 48.9% from ¥8,166 million for the six months ended September 30, 2010 to ¥12,159 million for the six months ended September 30, 2011.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	Billions of yen
	September 30,
	2010	2011
Nomura Asset Management Co., Ltd.	¥24,424	¥24,625
Nomura Funds Research and Technologies Co., Ltd.	2,448	2,338
Nomura Corporate Research and Asset Management Inc.	1,369	1,238
Nomura Private Equity Capital Co., Ltd.	532	537
Nomura Asset Management Deutschland KAG mbH.	233	235
Nomura Funds Research and Technologies America, Inc.	210	345

Combined total	29,216	29,317

Overlapping asset accounts among group companies	(5,879)	(6,597)

Total	¥23,337	¥22,720

Assets under management were ¥22.7 trillion as of September 30, 2011, a ¥0.6 trillion decrease from September 30, 2010. The greatest proportion of these assets was managed by NAM with assets under management of ¥24.6 trillion as of September 30, 2011.

Domestic publicly offered investment trust assets included in the assets under management by NAM were ¥12.7 trillion as of September 30 2011, a ¥0.6 trillion or 4% decrease from September 30, 2010. Although the assets under management have declined due to the market downturn, we saw solid inflows into our products. For the investment advisory business, assets under management were ¥9.2 trillion as of September 30, 2011, a ¥1.0 trillion or 12% increase from September 30, 2010.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. As of September 30, 2011, NAM’s market share in publicly offered investment trusts was 22%, 17% for stock investment trusts and 43% for bond investment trusts.

	September 30,
	2010	2011
Total of publicly offered investment trusts	21%	22%
Stock investment trusts	17%	17%
Bond investment trusts	42%	43%

Wholesale

The formal establishment of the Wholesale Division from April 2010 led to closer collaboration between business lines and as a result we have executed a number of cross-divisional transactions between Global Markets and Investment Banking.

	Millions of yen
	Six Months Ended September 30,
	2010	2011
Non-interest revenues	¥227,883	¥152,150
Net interest revenue	44,131	68,416

Net revenue	272,014	220,566
Non-interest expenses	305,519	308,517

Income (loss) before income taxes	¥(33,505)	¥(87,951)

Net revenue decreased by 18.9% from ¥272,014 million for the six months ended September 30, 2010 to ¥220,566 million for the six months ended September 30, 2011.

Non-interest expenses increased by 1.0% from ¥305,519 million for the six months ended September 30, 2010 to ¥308,517 million for the six months ended September 30, 2011.

Loss before income taxes were ¥33,505 million and ¥87,951 million for the six months ended September 30, 2010 and 2011, respectively.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our clients.

We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

	Millions of yen
	Six Months Ended September 30,
	2010	2011
Net revenue	¥240,784	¥202,711
Non-interest expenses	246,006	245,576

Income (loss) before income taxes	¥(5,222)	¥(42,865)

Net revenue decreased by 15.8% from ¥240,784 million for the six months ended September 30, 2010 to ¥202,711 million for the six months ended September 30, 2011, due primarily to decreases in trading revenue in association with the turbulent financial market conditions in Europe. Loss before income taxes were ¥5,222 million and ¥42,865 million for the six months ended September 30, 2010 and 2011, respectively.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Six Months Ended September 30,
	2010	2011
Investment Banking (Gross)	¥68,757	¥56,078
Allocation to other divisions	(31,876)	(25,671)
Investment Banking (Net)	36,881	30,407
Other	(5,651)	(12,552)

Net revenue	31,230	17,855
Non-interest expenses	59,513	62,941

Income (loss) before income taxes	¥(28,283)	¥(45,086)

Net revenue decreased by 42.8% from ¥31,230 million for the six months ended September 30, 2010 to ¥17,855 million for the six months ended September 30, 2011, due to the weakness of equity finance associated with the adverse market environment. Loss before income taxes were ¥28,283 million and ¥45,086 million for the six months ended September 30, 2010 and 2011, respectively.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 14 “Segment and geographic information” to our interim consolidated financial statements included in this Form 6-K.

Net revenue was positive ¥48,327 million for the six months ended September 30, 2010 and positive ¥202,064 million for the six months ended September 30, 2011. Non-interest expenses were ¥39,876 million for the six months ended September 30, 2010 and ¥165,650 million for the six months ended September 30, 2011. Income before income taxes in other operating results was ¥8,451 million for the six months ended September 30, 2010 and ¥36,414 million for the six months ended September 30, 2011.

Other operating results for the six months ended September 30, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥10.4 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥8.0 billion and the losses from changes in counterparty credit spread of ¥13.7 billion.

Number of Employees

The following table shows the number of our employees as of the date indicated:

	September 30,
	2010	2011
Japan	15,401	22,183
Europe	4,471	4,492
Americas	2,186	2,537
Asia (excluding Japan) and Oceania	5,371	6,485

Total	27,429	35,697

During the current period, Nomura increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary. The number of employees as of September 30, 2011 increased by 8,268 compared to September 30, 2010 due primarily to this acquisition.

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 14, “Segment and geographic information” in our interim consolidated financial statements included in this Form 6-K.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of estimates

In preparing our consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements and Disclosures” (“ASC 820”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by us at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. A derivative valued using a combination of Level 1, 2 and 3 inputs would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 5% as of September 30, 2011 as listed below:

	Billions of yen, except percentage
	September 30, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥7,826	¥7,215	¥727	¥—	¥15,768	5%
Derivative assets	922	26,556	591	(26,136)	1,933
Derivative liabilities	940	26,393	606	(26,278)	1,661

See Note 3, “Fair value of financial instruments” in our interim consolidated financial statements included in this Form 6-K for further information.

Private equity business

All private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) are accounted for at fair value, with changes in fair value recognized through the consolidated statement of operation.

The valuation of unlisted private equity investments at fair value requires significant management judgment because these investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is different from the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” herein.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposure. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of September 30, 2011.

	Millions of yen
	September 30, 2011
	Japan	Asia and Oceania	Europe	Americas	Total(1)
Commercial mortgage-backed securities(2)	¥5,652	¥—	¥8,355	¥38,593	¥52,600
Residential mortgage-backed securities(3)	19,507	286	23,447	260,566	303,806
Commercial real estate-backed securities	16,054	—	—	—	16,054
Other securitization products(4)	80,326	692	13,064	137,968	232,050

Total	¥121,539	¥978	¥44,866	¥437,127	¥604,510

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥22,255 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of September 30, 2011.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO) because their credit risks are considered minimal.
(4)	Other securitization products mainly include collateralized loan obligations (CLO), collateralized debt obligations (CDO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans, home equity loans and etc.).

The following table provides our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of September 30, 2011.

	Millions of yen
	September 30, 2011
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥641	¥—	¥940	¥668	¥1,266	¥—	¥2,137	¥—	¥5,652
Europe	—	773	2,177	1,959	1,910	688	848	—	8,355
Americas	7,366	7,140	6,077	5,357	9,861	846	1,946	—	38,593

Total	¥8,007	¥7,913	¥9,194	¥7,984	¥13,037	¥1,534	¥4,931	¥—	¥52,600

(1)	“GSE” refers to government sponsored enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of September 30, 2011.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic region of the target company as of September 30, 2011.

	Millions of yen
	September 30, 2011
	Funded	Unfunded	Total
Japan	¥3,132	¥5,000	¥8,132
Europe	77,226	6,409	83,635
Americas	—	1,124	1,124
Asia and Oceania	4,247	608	4,855

Total	¥84,605	¥13,141	¥97,746

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of, repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 6, “Securitizations and Variable Interest Entities” in our interim consolidated financial statements included in this Form 6-K.

Accounting Developments

See Note 1, “Summary of accounting policies: Changes in accounting policies” in our interim consolidated financial statements included in this Form 6-K.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 are accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in our interim consolidated financial statements included in this Form 6-K.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to us. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than our business segments.

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2000, NPF has made investments in 21 entities and exited from 20 of these investments. The fair value of its investment portfolio is ¥71,165 million as of September 30, 2011.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in our core business. We elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd and it is reported in Private equity investments in the consolidated balance sheets.

Private equity business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥90,078 million as of September 30, 2011.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are a 10% investor in a ¥202 billion private equity fund (“TFCP II”) and a 2% investor in a ¥538 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥20,191 million and reduced to ¥3,853 million as a result of adjustments for recyclable distributions. As of September 30, 2011, ¥3,777 million had been drawn down for investments.

For TFCP III, our total commitment is ¥10,192 million and ¥7,449 million had been drawn down for investments as of September 30, 2011.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Liquidity and Capital Resources

Liquidity

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash. We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets. We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the group.

We routinely issue long term-debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.57 years as of September 30, 2011. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calls by indices are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 11.56 years as of September 30, 2011. The average maturity of our entire long term debt portfolio, including plain vanilla debt securities and borrowings, was 7.63 years as of September 30, 2011. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

We typically fund our trading activities on a secured basis through secured borrowings and repurchase agreements. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing a diversified range of securities collateral and actively seeking to term out the tenor of certain transactions.

We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt decreased to 27.6% of total term debt outstanding as of September 30, 2011 from 28.5% as of March 31, 2011.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	Billions of yen, except percentages
	March 31, 2011		September 30, 2011
Short-term unsecured debt total(1)	¥2,634.3	23.6%	¥3,078.6	26.0%
Short-term bank borrowings	884.3		1,235.5
Other loans	84.8		108.4
Commercial paper	379.5		394.5
Deposit at banking entities	573.1		675.8
Certificates of deposit	184.0		171.7
Bonds and notes maturing within one year	528.6		492.7
Long-term unsecured debt total	6,466.9	57.8%	6,719.1	56.8%
Long-term deposit at banking entities	55.5		84.7
Long-term bank borrowings	1,999.6		2,646.5
Other loans	188.8		153.7
Bonds and notes(2)	4,223.0		3,834.2
NHI shareholders’ equity	¥2,082.8	18.6%	¥2,037.6	17.2%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long-term bonds and notes issued by consolidated VIEs” that meet the definition of VIEs under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

In terms of funding, NHI, NSC, Nomura Europe Finance N.V. and Nomura Bank International plc are the main entities for external borrowings, issuances and others. Having raised the funds to match the currencies and liquidities of assets, we pursue optimization of our funding structures.

For this six months ended September 30, 2011, we issued ¥45.4 billion senior unsecured bonds in the domestic market. In December 2011, we also issued ¥170 billion subordinated bond in the domestic market.

3. Management of Credit Lines to Nomura Group entities. We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. The total amount of our unused committed facilities was ¥155.6 billion as of September 30, 2011. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on them. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests. We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2011, our liquidity portfolio was ¥5,585.6 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of following highly liquid products.

	Billions of yen
	March 31, 2011	September 30, 2011
Liquidity Portfolio	¥5,819.1	¥5,585.6
Cash, Cash Equivalent and Time Deposits	1,959.7	1,058.5
Overnight Call Loans	8.3	59.5
Government Securities	3,851.1	4,467.6

In addition to the liquidity portfolio, we have ¥1,633.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of September 30, 2011 was ¥7,219.5 billion—this represented 234.5% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2011	September 30, 2011
Net Liquidity Value of Other Unencumbered Assets	¥1,806.9	¥1,633.9
Liquidity Portfolio	5,819.1	5,585.6

Total	¥7,626.0	¥7,219.5

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

5. Contingency Funding Plan. We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents as of September 30, 2010 and as of September 30, 2011 were ¥534.9 billion and ¥551.6 billion, respectively. Cash flows from operating activities for the six months ended September 30, 2010 and September 30, 2011 were outflows of ¥1,095.5 billion and ¥900.1 billion, respectively due primarily to the increase in Trading assets. Cash flows from investing activities for the six months ended September 30, 2010 were outflows of ¥205.1 billion due primarily to an increase in Non-trading debt securities, net and those for September 30, 2011 were inflows of ¥43.3 billion due primarily to a decrease in Other, net. Cash flows from financing activities for the six months ended September 30, 2010 were inflows of ¥838.6 billion due primarily to an increase in borrowings and those for September 30, 2011 were outflows of ¥183.2 billion due primarily to a decrease in borrowings.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2011, were ¥36,935.7 billion, an increase of ¥242.7 billion compared to ¥36,693.0 billion as of March 31, 2011, due primarily to increases in Trading assets and Office buildings, land, equipment and facilities. Total liabilities as of September 30, 2011, were ¥34,621.3 billion, an increase of ¥19.9 billion compared to ¥34,601.4 billion as of March 31, 2011, this was due primarily to an increase in Other liabilities and Long-term borrowings including the newly consolidated portion. NHI shareholders’ equity as of September 30, 2011 was ¥2,037.6 billion, a decrease of ¥45.2 billion compared to ¥2,082.8 billion as of March 31, 2011, due to a decrease in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth total NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2011		September 30, 2011
Total NHI shareholders’ equity	¥2,082.8		¥2,037.6
Total assets(1)	36,693.0		36,935.7
Adjusted assets(2)	21,536.7		22,484.1
Leverage ratio(3)	17.6	x	18.1	x
Adjusted leverage ratio(4)	10.3	x	11.0	x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 31, 2011 and September 30, 2011.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by Total NHI shareholders’ equity.
(4)	Equals adjusted assets divided by Total NHI shareholders’ equity.

Total assets increased by 0.7% reflecting primarily the increase in Trading assets and Office buildings, land, equipment and facilities. Total NHI shareholders’ equity decreased by 2.2%. Our Leverage ratio went up from 17.6 times as of March 31, 2011 to 18.1 times as of September 30, 2011.

Adjusted assets increased due to the decrease in Securities purchased under agreements to resell. As a result, our Adjusted leverage ratio went up from 10.3 times as of March 31, 2011 to 11.0 times as of September 30, 2011.

Allocable value shall not offset positive numbers in other business lines and shall be treated as zero.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We review levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

Nomura believes that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the company’s consolidated financial performance.

Nomura paid dividend of ¥4.0 per share for the first half in line with its dividend policy for the fiscal year ended March 31, 2012.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2007	¥8.00	¥8.00	¥8.00	¥20.00	¥44.00
2008	8.50	8.50	8.50	8.50	34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00

Stock Repurchases

We consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (“Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published with the Basel Committee on Banking Supervision (Basel II).

Nomura has been assigned as Ultimate Designated Parent Company who must calculate the consolidated regulatory capital adequacy ratio according to the “Criteria for Ultimate Designated Parent Companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings” (“Upstream Consolidated Regulatory Capital Notice”) in April 2011. Since then, we have been calculating our Basel II-based consolidated regulatory capital adequacy ratio according to the Upstream Consolidated Regulatory Capital Notice.

In addition, we must maintain our consolidated regulatory capital adequacy ratio of at least 8% according to Article 1 of the Upstream Consolidated Regulatory Capital Notice. As of September 30, 2011, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 19.6%.

The following table presents Nomura’s consolidated capital adequacy ratio as of March 31, 2011 and September 30, 2011:

	Billions of yen, except ratios
	March 31, 2011	September 30, 2011
Qualifying Capital
Tier 1 capital	¥1,915.0	¥2,049.8
Tier 2 capital	651.5	449.1
Tier 3 capital	139.6	132.2
Deductions	121.8	101.4

Total qualifying capital	¥2,584.3	¥2,529.7

Risk-Weighted Assets
Credit risk-weighted assets	¥7,468.4	¥8,556.1
Market risk equivalent assets	2,442.3	2,313.7
Operational risk equivalent assets	1,718.8	2,029.4

Total risk-weighted assets	¥11,629.5	¥12,899.2

Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	22.2%	19.6%
Tier 1 capital ratio	16.4%	15.8%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of NHI shareholders’ equity and non-controlling interests less goodwill and certain intangible fixed assets.

Tier 2 and Tier 3 capital consist of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Upstream Consolidated Regulatory Capital Notice.

Market risk is calculated using Nomura’s VaR model as permitted under the Upstream Consolidated Regulatory Capital Notice. On March 31, 2011, we started calculating credit risk assets and operational risk using foundation Internal Ratings-Based approach and The Standardized Approach, respectively. Prior to that, we calculated these risks applying the Standardized Approach for credit risk and the Basic Indicator Approach for operational risk, respectively.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with regulatory requirements set out by the FSA but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under the same Basel framework. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed VaR requirement. Also, on June 18, 2010, the Basel Committee announced its minor adjustments on the treatment for securitization products.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of credit value adjustment charge for over-the-counter derivative trade; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013.

After the release of Basel III text, the Financial Stability Board and the Basel Committee continued to review additional capital, liquidity or other supervisory measures to reduce the externalities created by global systemically important financial institutions (“G-SIFIs”). On July 19, 2011, they announced consultation documents on measures to address G-SIFIs. These documents address the risks caused by G-SIFIs and the systemic risk to financial systems and moral hazard risk caused by the “too-big-to-fail” problem. The final proposals were submitted to the G-20 summit in November 2011.

The FSA introduced the notices such as Upstream Consolidated Regulatory Capital Notice on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Upstream Consolidated Regulatory Capital Notice according to the proposal on trading book review of the Basel II framework and the revised notice will be implemented at the end of December 2011. Also it is expected that the revised notice will incorporate a series of rules and standards from the Basel III framework described above in line with the schedule proposed by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of November 30, 2011, the credit ratings of NHI and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

There has been no change to the ratings in the above table since the date indicated.

Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura Group’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura Group has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6, “Securitization and Variable Interest Entities” in our interim consolidated financial statements included in this Form 6-K.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repo-to-maturity transactions, certain Japanese securities lending transactions and, to a lesser extent, Japanese Gensaki transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2011 and September 30, 2011 were ¥169,766 million and ¥58,946 million, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2011 and September 30, 2011 were ¥291,870 million and ¥227,481 million, respectively. Nomura will adopt ASU 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” from January 1, 2012. These transactions undertaken after adoption date will be accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 will no longer be met.

Contractual Obligations

During the six months ended September 30, 2011, real estate companies and an insurance company became our subsidiaries. As a result, we incurred commitments to purchase real estate for sale and rental, and liabilities related to the insurance business, respectively. Since March 31, 2011, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings, operating lease commitments, capital lease commitments, purchase obligations, commitments to extend credit, commitments to invest in partnership and commitments to purchase aircraft.

For further details on our commitments, contingencies and guarantees, see Note 13, “Commitments, contingencies and guarantees” in our interim consolidated financial statements included in this Form 6-K.

Risk Management

The business activities of Nomura are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and our corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” defining basic principles and establishing framework for the management of risk of loss. In addition, they are continuously making efforts to improve, strengthen and develop our risk management capabilities under this framework. The Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the “Integrated Risk Management Policy”, describing our overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

We define risks as (i) the potential erosion of Nomura Group’s capital base due to unexpected losses from business operations, (ii) the potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, and (iii) the potential failure of revenues to cover expenses due to the deterioration of the earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of Nomura regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, we practice prudent risk management at an individual entity level within the group and also identify, evaluate and appropriately manage risks within each of the business departments, risk management departments and internal audit departments, each and all.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and financial base. We endeavor to radicate this risk appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for such quantitative factors as capital adequacy, liquidity and profitability. Targets also set for such qualitative factors as Zero Tolerance Risk, which are risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which is a risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve our risk measurement methods. We use economic capital for the risks measured by quantitative methods collectively and use it as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in Nomura are shown in the following chart.

Executive Management Board

The EMB deliberates on and determines our management strategy, allocation of management resources and important management matters of Nomura by promoting the effective use of management resources and execution of business with the unified objective to contribute to increasing of shareholder value.

Group Integrated Risk Management Committee

The GIRMC deliberates on and determines important matters concerning integrated risk management of Nomura upon delegation by the EMB for contributing to the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes our risk appetite and the framework of integrated risk management in accordance with our risk appetite.

Chief Risk Officer

The Chief Risk Officer (“CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO not only regularly reports on the status of our risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management. Liquidity risk management policy is based on the risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Unit

The Risk Management Unit is defined as collectively the Group Risk Management Department and departments or units in charge of risk management established independently from the business units of Nomura entities. The Risk Management Department is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items.

Classification and Definition of Risk

We classify and define risks as follows and have established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and liabilities (including off balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deteriorations in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk caused about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, decrease in predictability and stability of political measures, economic downturn or social turmoil.

Operational Risk	Risk of loss associated with inadequate or failed internal processes, people and systems or from external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, but not limited to computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration in the earnings environment or deteriorations in the efficiency or effectiveness of business operations.

Market Risk

We define market risk as potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value-at-Risk (“VaR”). Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and scenario analysis to measure and analyze our market risk. Market risk is monitored against a set of approved limits, with daily reports delivered to senior management.

Value-at-Risk

VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations is weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in relation to the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Hundred millions of yen
	Mar. 31, 2011	Apr. 29, 2011	May 31, 2011	Jun. 30, 2011	Jul. 29, 2011	Aug. 31, 2011	Sep. 30, 2011
Equity	¥17.8	¥18.8	¥16.4	¥15.9	¥16.8	¥20.6	¥18.8
Interest Rate	40.8	44.1	51.3	43.1	51.8	33.7	40.3
Foreign Exchange	45.3	39.3	41.3	38.3	36.8	31.5	28.4

Subtotal	104.0	102.1	109.1	97.2	105.4	85.8	87.5
Less:
Diversification Benefit	(41.2)	(41.3)	(38.0)	(37.2)	(36.9)	(36.0)	(35.9)

VaR	¥62.8	¥60.8	¥71.1	¥60.1	¥68.5	¥49.9	¥51.6

VaR
(maximum)	¥76.7	May 19, 2011
(average)	60.9	Average for the period from April 1, 2011 to September 30, 2011
(minimum)	49.2	September 15, 2011

	Hundred millions of yen
	Mar. 31, 2010	Apr. 30, 2010	May 31, 2010	Jun. 30, 2010	Jul. 30, 2010	Aug. 31, 2010	Sep. 30, 2010	Oct. 29, 2010	Nov. 30, 2010	Dec. 31, 2010	Jan. 31, 2011	Feb. 28, 2011	Mar. 31, 2011
Equity	¥26.2	¥30.3	¥24.6	¥19.8	¥18.5	¥20.1	¥21.7	¥16.8	¥16.5	¥20.9	¥24.8	¥23.2	¥17.8
Interest Rate	43.6	47.8	35.8	41.9	45.0	45.4	45.8	46.7	44.3	43.5	40.0	39.7	40.8
Foreign Exchange	105.4	95.4	81.3	76.2	73.9	65.7	66.7	67.2	59.2	50.8	48.1	45.8	45.3

Subtotal	175.3	173.5	141.7	137.9	137.4	131.1	134.1	130.7	120.0	115.2	112.9	108.7	104.0
Less:
Diversification Benefit	(49.7)	(49.5)	(38.6)	(43.6)	(42.1)	(45.0)	(39.8)	(42.6)	(41.5)	(40.6)	(46.3)	(44.1)	(41.2)

VaR	¥125.5	¥123.9	¥103.1	¥94.3	¥95.4	¥86.1	¥94.3	¥88.1	¥78.5	¥74.6	¥66.7	¥64.6	¥62.8

VaR
(maximum)	¥136.2:	April 16, 2010
(average)	91.4:	Average for the period from April 1, 2010 to March 31, 2011
(minimum)	60.0:	March 11, 2011

Overall VaR has decreased since March 31, 2011. VaR relating to equity risk decreased from ¥1.78 billion at the end of March 2011 to ¥1.88 billion at the end of September 2011 mainly due to increases in equity related volatility. VaR relating to interest rate risk decreased from ¥4.08 billion at the end of March 2011 to ¥4.03 billion at the end of September 2011. VaR relating to foreign exchange risk decreased from ¥4.53 billion at the end of March 2011 to ¥2.84 billion at the end of September 2011 mainly due to reductions in foreign exchange volatility.

In the preceding year, VaR relating to equity risk decreased from ¥2.62 billion at the end of March 2010 to ¥1.78 billion at the end of March 2011 mainly due to reductions in equity related volatility. VaR relating to interest rate risk decreased from ¥4.36 billion at the end of March 2010 to ¥4.08 billion at the end of March 2011 mainly due to reductions in interest rate related positions. VaR relating to foreign exchange risk decreased from ¥10.54 billion at the end of March 2010 to ¥4.53 billion at the end of March 2011 mainly due to reductions in foreign exchange volatility.

Back-Testing

We compare VaR values with the actual profits and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR, then we implement any necessary adjustments to the VaR methodology.

Other Measures

In some business lines or portfolios we use additional measures to control or limit risk taking activity. These measures include sensitivity analysis which show the potential changes to a portfolio due to standard moves in market risk factors. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to complement VaR and economic capital measures.

Stress Testing

Stress testing represents the potential loss on a portfolio due to the impact of applying a severe yet feasible scenario. We have a comprehensive program of stress testing in place ranging from global cross risk class scenarios, such as the “Severe Market and Economic Downturn” and “Severe Rates Rise” used to limit risks against risk appetite at the overall group level, to desk level scenarios/grids designed to limit risks within individual business lines. Stress results are compared and used in conjunction with our economic capital measures. We continue to invest in the development of analysis tools, systems and global team of Risk and Risk IT professionals dedicated to stress testing.

Model Review

Pricing models are used to generate trade valuations and the risk measurement metrics for the management of positions. The Global Model Validation Group validates the appropriateness and consistency of these models, independent of those who design and build the models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability for the valuation and risk management of a particular product.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥14,051 million as of March 31, 2011 and ¥11,812 million as of September 30, 2011. The TOPIX closed at 869.38 points as of March 31, 2011 and at 761.17 points as of September 30, 2011. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Nomura defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, we have established basic principles in our Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to increase our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

We have been applying the Foundation Internal Rating-Based Approach in calculating credit risk weighted assets for regulatory capital calculations since the end of March 2011. However, the Standardized Approach is still applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of Nomura and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. The Global Risk Management Committee, upon delegation by the GIRMC, deliberates on and determines important matters concerning our credit risk management based on strategic risk allocation and risk appetite as determined by the GIRMC.

We have established an organizational structure with an appropriate mutual supervision system of check-and-balances under the CRO. The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (the “CRCU”), also independent from the business units and Credit Department, establishes and maintains procedures and standards, monitoring operations, validation and others items for the Internal Rating System.

The Internal Audit Department, independently from these departments, audits the adequacy of credit risk management.

Method of Credit Risk Management

Internal Rating System

We have established an Internal Rating System to be a unified, exhaustive and objective framework to reasonably evaluate credit risk. Internal ratings consist of obligor ratings, which represent an assessment of an obligor’s creditworthiness and facility ratings, which represent an assessment of potential unrecoverable loss for a facility in default. Internal ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness.

Obligor ratings are assigned in principle to obligors who fall into the scope of the credit risk weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, obligor ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as a significant change in the creditworthiness of the obligor is identified. The Credit Department, functionally independent from the business units, is responsible for assigning internal ratings in order to ensure the sound process of rating assignment. The CRCU functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of Internal Rating System at least once a year. In addition, the Internal Audit Department, independent from all other divisions is responsible for auditing the appropriateness of the overall Internal Rating System, as part of Internal Audit’s review of credit risk management.

Management of Individual Credit Exposures

Our main type of credit risk assets are counterparties faced through derivatives transactions or securities financing transactions (“derivatives” in this section.).

Credit exposures against counterparties are managed by means of setting credit limits, basing upon credit analysis of individual obligors. For risk monitoring after transactions, credit limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which obligor ratings and credit limits are updated.

Credit Risk Mitigation Techniques

We enter into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties of derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2011 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

	Billions of yen
Credit Rating	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥2	¥14	¥30	¥14	¥79	¥(67)	¥72	¥0	¥72
AA	133	214	252	177	409	(894)	291	30	261
A	189	285	308	245	580	(1,197)	410	125	285
BBB	63	44	72	89	175	(194)	249	11	238
BB	13	14	13	18	112	(16)	154	23	131
Other(2)	112	27	42	32	69	(191)	91	65	26

Subtotal	512	598	717	575	1,424	(2,559)	1,267	254	1,013
Listed	367	216	45	5	1	(410)	224	—	224

Total	¥879	¥814	¥762	¥580	¥1,425	¥(2,969)	¥1,491	¥254	¥1,237

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

Overview of Operational Risk Management

Nomura defines operational risk as the risk of loss associated with inadequate or failed internal processes, people, and systems or from external events. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

The GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across Nomura Group in order to meet business and regulatory needs. This Policy is supported by further minimum standards and procedures to clearly set out a consistent framework for the management of operational risk.

Operational Risk Principles

We adopt the industry standard “Three Lines of Defense” for the management of operational risk, comprising the following elements:

1)	1st Line of Defense: The business which owns and manages its risks

2)	2nd Line of Defense: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defense: Internal and External Audit, who provide independent assurance

4)	The Governing Body: The GIRMC, with delegated authority from the EMB, which provides formal oversight

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the company.

Operational Risk Management Framework

We have established an operational risk management framework comprising certain key products, services and processes. This framework is shown below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions

Operational Risk Classification

We use the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

We use The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using the three years average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required operational risk capital.

We use consolidated net revenue as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

•

Nomura then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

The total Operational Risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and unallocable value in each year. However, where the aggregate capital charge (gross income times beta factor) across all business lines within a given year is negative, then the capital charge for that year will be zero.

•

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

Interim Consolidated Financial Statements (UNAUDITED)

Consolidated Financial Statements

Consolidated Balance Sheets (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥1,620,340	¥551,639	$7,160
Time deposits	339,419	506,817	6,579
Deposits with stock exchanges and other segregated cash	190,694	224,559	2,915

Total cash and cash deposits	2,150,453	1,283,015	16,654

Loans and receivables:
Loans receivable (including ¥554,180 million and ¥289,073 million ($3,752 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	1,271,284	1,027,105	13,332
Receivables from customers	32,772	51,845	673
Receivables from other than customers	928,626	916,903	11,902
Allowance for doubtful accounts	(4,860)	(4,828)	(63)

Total loans and receivables	2,227,822	1,991,025	25,844

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million and ¥784,977 million ($10,189 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	9,558,617	8,885,582	115,337
Securities borrowed	5,597,701	5,565,997	72,248

Total collateralized agreements	15,156,318	14,451,579	187,585

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,621,042 million and ¥5,474,813 million ($71,065 million) as of March 31, 2011 and September 30, 2011, respectively; including ¥15,444 million and ¥18,412 million ($239 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	14,952,511	15,277,420	198,305
Private equity investments (including ¥62,553 million and ¥56,511 million ($734 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	289,420	260,290	3,379

Total trading assets and private equity investments	15,241,931	15,537,710	201,684

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million as of March 31, 2011 and ¥338,631 million ($4,396 million) as of September 30, 2011)	392,036	1,054,780	13,691
Non-trading debt securities	591,797	854,698	11,094
Investments in equity securities	91,035	81,030	1,052
Investments in and advances to affiliated companies	273,105	202,620	2,630
Other (including ¥1,805 million ($23 million) measured at fair value by applying fair value option as of September 30, 2011)	568,493	1,479,214	19,201

Total other assets	1,916,466	3,672,342	47,668

Total assets	¥36,692,990	¥36,935,671	$479,435

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
LIABILITIES AND EQUITY
Short-term borrowings (including ¥183,524 million and ¥136,182 million ($1,768 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	¥1,167,077	¥1,196,630	$15,533
Payables and deposits:
Payables to customers	880,429	788,930	10,241
Payables to other than customers	410,679	615,225	7,986
Deposits received at banks	812,500	932,220	12,100

Total payables and deposits	2,103,608	2,336,375	30,327

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million and ¥97,705 million ($1,268 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	10,813,797	10,855,067	140,902
Securities loaned	1,710,191	1,767,817	22,947
Other secured borrowings	1,162,450	1,292,954	16,782

Total collateralized financing	13,686,438	13,915,838	180,631

Trading liabilities	8,688,998	7,446,965	96,664
Other liabilities	552,316	971,301	12,607
Long-term borrowings (including ¥2,300,606 million and ¥1,973,594 million ($25,618 million) measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	8,402,917	8,754,189	113,632

Total liabilities	34,601,354	34,621,298	449,394

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares as of March 31, 2011 and September 30, 2011
Issued—3,719,133,241 shares as of March 31, 2011 and 3,822,562,601 shares as of September 30, 2011
Outstanding—3,600,886,932 shares as of March 31, 2011 and 3,661,224,195 shares as of September 30, 2011	594,493	594,493	7,717
Additional paid-in capital	646,315	684,777	8,889
Retained earnings	1,069,334	1,026,367	13,322
Accumulated other comprehensive income (loss)	(129,696)	(166,884)	(2,166)

Total NHI shareholders’ equity before treasury stock	2,180,446	2,138,753	27,762
Common stock held in treasury, at cost—118,246,309 shares as of March 31, 2011 and 161,338,406 shares as of September 30, 2011	(97,692)	(101,195)	(1,314)

Total NHI shareholders’ equity	2,082,754	2,037,558	26,448

Noncontrolling interests	8,882	276,815	3,593
Total equity	2,091,636	2,314,373	30,041

Total liabilities and equity	¥36,692,990	¥36,935,671	$479,435

Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. Please see Consolidated Financial Statements, Note 6, “Securitizations and Variable Interest Entities”.

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Cash and cash deposits	¥92	¥68	$0.88
Trading assets	1,110	1,091	14.17
Other assets	132	609	7.90

Total assets	¥1,334	¥1,768	$22.95

Trading liabilities	¥38	¥25	$0.34
Borrowings	1,032	1,182	15.34
Other liabilities	7	34	0.42

Total liabilities	¥1,077	¥1,241	$16.10

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Revenue:
Commissions	¥201,598	¥182,706	$2,372
Fees from investment banking	45,258	27,589	358
Asset management and portfolio service fees	68,566	75,767	983
Net gain on trading	162,962	93,484	1,213
Gain (loss) on private equity investments	(1,909)	(8,265)	(107)
Interest and dividends	145,717	240,375	3,120
Gain (loss) on investments in equity securities	(16,028)	(3,141)	(41)
Other	28,270	196,342	2,549

Total revenue	634,434	804,857	10,447
Interest expense	98,987	172,903	2,244

Net revenue	535,447	631,954	8,203

Non-interest expenses:
Compensation and benefits	248,781	278,876	3,620
Commissions and floor brokerage	45,038	46,997	610
Information processing and communications	90,915	87,091	1,130
Occupancy and related depreciation	45,597	47,063	611
Business development expenses	13,939	21,668	281
Other	63,109	160,533	2,084

Total non-interest expenses	507,379	642,228	8,336

Income (loss) before income taxes	28,068	(10,274)	(133)
Income tax expense	23,100	15,947	207

Net income (loss)	4,968	(26,221)	(340)

Less: Net income attributable to noncontrolling interests	1,595	2,100	28

Net income (loss) attributable to NHI shareholders	¥3,373	¥(28,321)	$(368)

	Yen		Translation into U.S. dollars
	Six months ended September 30
	2010	2011	2011
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)	$(0.10)
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations—(Continued) (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Revenue:
Commissions	¥83,520	¥85,926	$1,115
Fees from investment banking	24,892	13,819	179
Asset management and portfolio service fees	33,712	36,712	477
Net gain on trading	102,993	25,984	337
Gain (loss) on private equity investments	(963)	(2,315)	(30)
Interest and dividends	69,960	107,288	1,393
Gain (loss) on investments in equity securities	(5,685)	(2,544)	(33)
Other	11,989	112,977	1,467

Total revenue	320,418	377,847	4,905
Interest expense	44,795	76,258	990

Net revenue	275,623	301,589	3,915

Non-interest expenses:
Compensation and benefits	126,694	142,569	1,851
Commissions and floor brokerage	21,357	22,939	298
Information processing and communications	46,662	43,544	565
Occupancy and related depreciation	23,086	26,371	342
Business development expenses	6,780	12,333	160
Other	29,446	98,465	1,278

Total non-interest expenses	254,025	346,221	4,494

Income (loss) before income taxes	21,598	(44,632)	(579)
Income tax expense (benefit)	19,660	(373)	(5)

Net income (loss)	1,938	(44,259)	(574)

Less: Net income attributable to noncontrolling interests	887	1,833	24

Net income (loss) attributable to NHI shareholders	¥1,051	¥(46,092)	$(598)

	Yen		Translation into U.S. dollars
	Three months ended September 30
	2010	2011	2011
Per share of common stock:
Basic—
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.64)	$(0.16)
Diluted—
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.65)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Common stock
Balance at beginning of year	¥594,493	¥594,493	$7,717

Balance at end of period	594,493	594,493	7,717

Additional paid-in capital
Balance at beginning of year	635,828	646,315	8,389
Issuance of common stock	—	30,356	394
Gain on sales of treasury stock	2,135	200	3
Issuance and exercise of common stock options	300	7,309	95
Purchase / sale (disposition) of subsidiary shares, etc., net	—	597	8

Balance at end of period	638,263	684,777	8,889

Retained earnings
Balance at beginning of year	1,074,213	1,069,334	13,880
Cumulative effect of change in accounting principle(1)	(4,734)	—	—
Net income (loss) attributable to NHI shareholders	3,373	(28,321)	(368)
Cash dividends(2)	(14,402)	(14,646)	(190)

Balance at end of period	1,058,450	1,026,367	13,322

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(97,426)	(1,265)
Net change during period	(33,447)	(38,218)	(496)

Balance at end of period	(107,777)	(135,644)	(1,761)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(32,270)	(419)
Pension liability adjustment	1,808	529	7

Balance at end of period	(32,994)	(31,741)	(412)

Non-trading securities
Balance at beginning of year	—	—	—
Unrealized gain on non-trading securities	—	501	7

Balance at end of period	—	501	7

Balance at end of period	(140,771)	(166,884)	(2,166)

Common stock held in treasury
Balance at beginning of year	(68,473)	(97,692)	(1,268)
Repurchases of common stock	(37,367)	(8,942)	(116)
Sales of common stock	2	1	0
Common stock issued to employees	6,990	5,282	68
Other net change in treasury stock	—	156	2

Balance at end of period	(98,848)	(101,195)	(1,314)

Total NHI shareholders’ equity

Balance at end of period	2,051,587	2,037,558	26,448

Noncontrolling interests
Balance at beginning of year	6,085	8,882	115
Cash dividends	(68)	(1,309)	(17)
Net income attributable to noncontrolling interests	1,595	2,100	27
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(1,060)	(1,614)	(21)
Purchase / sale (disposition) of subsidiary shares, etc., net	0	272,729	3,540
Other net change in noncontrolling interests	2,535	(3,973)	(51)

Balance at end of period	9,087	276,815	3,593

Total equity
Balance at end of period	¥2,060,674	¥2,314,373	$30,041

(1)    Cumulative effect of change in accounting principle for the six months ended September 30, 2010 are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

(2) Dividends per share	Six months ended September 30, 2010	¥4.00	Three months ended September 30, 2010	¥4.00
	Six months ended September 30, 2011	¥4.00	Three months ended September 30, 2011	¥4.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Net income (loss)	¥4,968	¥(26,221)	$(340)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(34,507)	(39,995)	(519)
Defined benefit pension plans:
Pension liability adjustment	3,069	890	12
Deferred income taxes	(1,261)	(361)	(5)

Total	1,808	529	7
Non-trading securities:
Unrealized gain on non-trading securities	—	1,039	13
Deferred income taxes	—	(375)	(5)

Total	—	664	8

Total other comprehensive income (loss)	(32,699)	(38,802)	(504)

Comprehensive income (loss)	(27,731)	(65,023)	(844)
Less: Comprehensive income attributable to noncontrolling interest in subsidiaries	535	486	6

Comprehensive income (loss) attributable to NHI shareholders	¥(28,266)	¥(65,509)	$(850)

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Net income (loss)	¥1,938	¥(44,259)	$(574)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(5,780)	(33,311)	(432)
Defined benefit pension plans:
Pension liability adjustment	472	420	5
Deferred income taxes	(194)	(164)	(2)

Total	278	256	3
Non-trading securities:
Unrealized gain (loss) on non-trading securities	—	(1,309)	(17)
Deferred income taxes	—	473	6

Total	—	(836)	(11)

Total other comprehensive income (loss)	(5,502)	(33,891)	(440)

Comprehensive income (loss)	(3,564)	(78,150)	(1,014)
Less: Comprehensive income attributable to noncontrolling interest in subsidiaries	354	851	11

Comprehensive income (loss) attributable to NHI shareholders	¥(3,918)	¥(79,001)	$(1,025)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)	¥4,968	¥(26,221)	$(340)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	37,055	47,339	615
(Gain) loss on investments in equity securities	16,028	3,141	41
Deferred income taxes	18,508	7,507	97
Changes in operating assets and liabilities:
Time deposits	(66,987)	(216,001)	(2,804)
Deposits with stock exchanges and other segregated cash	(42,684)	(49,435)	(642)
Trading assets and private equity investments	(1,706,764)	(1,260,532)	(16,362)
Trading liabilities	1,096,676	(673,374)	(8,741)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	475,091	810,412	10,519
Securities borrowed, net of securities loaned	(977,595)	9,647	125
Other secured borrowings	(64,316)	130,504	1,694
Loans and receivables, net of allowance for doubtful accounts	(33,753)	114,998	1,493
Payables	(98,378)	212,075	2,753
Bonus accrual	(84,531)	(50,722)	(658)
Accrued income taxes, net	(12,470)	4,310	56
Other, net	343,622	36,223	470

Net cash used in operating activities	(1,095,530)	(900,129)	(11,684)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(93,648)	(72,369)	(939)
Proceeds from sales of office buildings, land, equipment and facilities	59,634	45,939	596
Proceeds from sales of investments in equity securities	1,955	5,305	69
Decrease (increase) in loans receivable at banks, net	(15,950)	20,921	272
Decrease (increase) in non-trading debt securities, net	(163,037)	2,098	27
Other, net	5,964	41,393	537

Net cash provided by (used in) investing activities	(205,082)	43,287	562

Cash flows from financing activities:
Increase in long-term borrowings	1,302,017	1,062,997	13,798
Decrease in long-term borrowings	(584,219)	(1,372,456)	(17,815)
Decrease in short-term borrowings, net	(84,922)	(30,833)	(400)
Increase in deposits received at banks, net	257,753	179,749	2,333
Proceeds from sales of common stock held in treasury	6	7	0
Payments for repurchases of common stock held in treasury	(37,367)	(8,281)	(107)
Payments for cash dividends	(14,680)	(14,408)	(187)

Net cash provided by (used in) financing activities	838,588	(183,225)	(2,378)

Effect of exchange rate changes on cash and cash equivalents	(23,719)	(28,634)	(372)

Net decrease in cash and cash equivalents	(485,743)	(1,068,701)	(13,872)
Cash and cash equivalents at beginning of period	1,020,647	1,620,340	21,032

Cash and cash equivalents at end of period	¥534,904	¥551,639	$7,160

Supplemental information:
Cash paid during the period for—
Interest	¥95,511	¥189,546	$2,460
Income tax payments, net	¥17,063	¥4,130	$54

Non cash activities—

Business acquisitions:

        During the six months ended September 30, 2011, as a result of business acquisitions, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥2,132,740 million and ¥1,784,621 million, respectively.

Others:

During the six months ended September 30, 2010, as a result of adoption for ASU 2009-17, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥283,697 million and ¥298,331 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail business, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale business, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies.

The accounting and financial reporting policies of Nomura conform to U.S. generally accepted accounting principles (“U.S. GAAP”) as applicable to broker dealers. A summary of the significant accounting policies applied by Nomura within these consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form 20-F for the year ended March 31, 2011 as filed on June 30, 2011.

Changes in accounting policies—

The following new accounting pronouncement relevant to Nomura has been adopted during the three months ended September 30, 2011:

Accounting for troubled debt restructurings

In April 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to Accounting Standard Codification (“ASC”) No. 310 “Receivables” through issuance of Accounting Standard Update (“ASU”) No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). These amendments provide additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-02, new disclosures around troubled debt restructuring required by ASU 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” are also effective for interim or annual periods beginning on or after June 15, 2011.

Nomura adopted ASU 2011-02 from July 1, 2011 and they have not had a material impact on these consolidated financial statements.

See Note 7 “Financing Receivables” in these consolidated financial statements where the new disclosures have been provided.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended June 30, 2011:

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Business Combinations (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). These amendments address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a reporting entity such as Nomura that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura adopted ASU 2010-29 from April 1, 2011. Because the new requirements only provide clarification on disclosure requirements, they have not had a material impact on these consolidated financial statements.

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) through issuance of ASU 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). These amendments expand fair value disclosure requirements, including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning January 1, 2010. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 which for Nomura was the fiscal year beginning April 1, 2011.

Because ASU 2010-06 only introduces new disclosures and do not impact upon how Nomura measures fair value, they have not had a material impact on these consolidated financial statements.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura adopted these amendments to ASC 605 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). These amendments require a reporting entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 from April 1, 2013 and does not expect a material impact on these financial statements, because these amendments only require enhanced disclosures.

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 through issuance of ASU 2011-08 “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (ASU 2011-08). These amendments simplify goodwill impairment testing by permitting a reporting entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If the reporting entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura currently expects to adopt ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change either the level at which the test is performed or the quantitative test itself, they are not expected to have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 deferred certain aspects of ASU 2011-05. Nomura currently expects to adopt ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, they are not expected to have a material impact on these consolidated financial statements.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value measurement and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the descriptions for measuring fair value and existing fair value measurement disclosures and in particular:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy, and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of own equity instrument classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted.

Nomura will adopt ASU 2011-04 from January 1, 2012 and is currently evaluating the impact of them on these consolidated financial statements.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) through issuance of ASU 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”). These amendments modify the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Currently, when assessing effective control, one of the conditions a transferor has to meet is the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability is demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively during interim or annual periods beginning after December 15, 2011. Early adoption is not permitted.

Nomura will adopt ASU 2011-03 from January 1, 2012 and does not expect these to have a material impact on these consolidated financial statements. Certain Japanese securities lending transactions undertaken after adoption date will be accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 will no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and as of September 30, 2011 were ¥291,870 million and ¥227,481 million ($2,953 million), respectively.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥77.04 = U.S.$1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2011. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets carried at fair value also include investments in certain funds for which Nomura applies ASC 820 where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

During the six months ended September 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through Other comprehensive income (loss) in the consolidated statements of comprehensive income on a net-of-tax basis. These non-trading securities are included in Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets. As of September 30, 2011, Non-trading debt securities includes ¥212 billion ($2.75 billion) of these non-trading debt securities which mainly consist of government, state, municipal and government agency securities. ¥2 billion ($0.02 billion) of related unrealized gains and ¥1 billion ($0.01 billion) of related unrealized losses were recognized from the amount of Non-trading debt securities. Other Assets—Other includes ¥71 billion ($0.92 billion) of these investments in equity securities for other than operating purpose, ¥3 billion ($0.04 billion) of related unrealized gains and ¥3 billion ($0.04 billion) of related unrealized losses were recognized. Non-trading debt securities were sold ¥106 billion ($1.38 billion), ¥1 billion ($0.01 billion) of related realized gain and no significant amount of related realized loss were recognized for the six months ended September 30, 2011. Non-trading debt securities were sold ¥103 billion ($1.34 billion), ¥1 billion ($0.01 billion) of related realized gain and no significant amount of related realized loss were recognized for the three months ended September 30, 2011. ¥6 billion ($0.08 billion) of investments in equity securities for other than operating purposes were sold, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the six months ended September 30, 2011. ¥5 billion ($0.06 billion) of investments in equity securities for other than operating purposes were sold, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the three months ended September 30, 2011. The balance of debt securities consists of ¥14 billion ($0.18 billion) with maturities within one year, ¥46 billion ($0.60 billion) with maturities over one year and within five years, ¥136 billion ($1.76 billion) with maturities over five years and within ten years and ¥16 billion ($0.21 billion) with maturities over ten years.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese government, U.S. government, governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2011 and 20% as of September 30, 2011. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Billions of yen
	September 30, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,643	¥1,924	¥2,538	¥329	¥7,434

	Translation into billions of U.S. dollars
	September 30, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	$34.31	$24.97	$32.94	$4.27	$96.49

(1)	Other than above, there were ¥410 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2011 and ¥642 billion ($8.34 billion) as of September 30, 2011. The vast majority of these securities are Japanese government, states, municipalities and agency securities.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the “fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2011 and September 30, 2011, respectively within the fair value hierarchy. The presentation as of March 31, 2011 has been reclassified to confirm assets and liabilities classification of the current period presentation.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”) and other(4)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivatives(5)
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivatives	698	15,664	557	(15,428)	1,491

Subtotal	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(6)	—	543	11	—	554
Collateralized agreements(7)	—	904	—	—	904
Other assets
Non-trading debt securities	513	79	0	—	592
Other	121	0	25	—	146

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivatives(5)
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivatives	757	15,903	573	(15,577)	1,656

Subtotal	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(8)	—	182	1	—	183
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	332	—	—	332
Long-term borrowings(8)(10)(11)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥625	¥1,072	¥134	¥—	¥1,831
Private equity(3)	—	—	260	—	260
Japanese government securities	2,530	—	—	—	2,530
Japanese agency and municipal securities	—	113	—	—	113
Foreign government, agency and municipal securities	3,729	1,038	24	—	4,791
Bank and corporate debt securities and loans for trading purposes	—	1,480	66	—	1,546
Commercial mortgage-backed securities (“CMBS”)	—	112	8	—	120
Residential mortgage-backed securities (“RMBS”)	—	1,969	4	—	1,973
Mortgage and other mortgage-backed securities	—	1	111	—	112
Collateralized debt obligations (“CDO”) and other(4)	—	141	19	—	160
Investment trust funds and other	134	26	9	—	169

Total cash instruments	7,018	5,952	635	—	13,605

Derivatives(5)
Equity contracts	901	972	37	—	1,910
Interest rate contracts	18	21,080	151	—	21,249
Credit contracts	—	2,380	311	—	2,691
Foreign exchange contracts	0	2,102	89	—	2,191
Commodity contracts	3	22	3	—	28
Netting	—	—	—	(26,136)	(26,136)

Total derivatives	922	26,556	591	(26,136)	1,933

Subtotal	¥7,940	¥32,508	¥1,226	¥(26,136)	¥15,538

Loans and receivables(6)	—	282	7	—	289
Collateralized agreements(7)	—	785	—	—	785
Other assets
Non-trading debt securities	661	187	7	—	855
Other(3)	147	9	78	—	234

Total	¥8,748	¥33,771	¥1,318	¥(26,136)	¥17,701

Liabilities:
Trading liabilities
Equities	¥943	¥101	¥—	¥—	¥1,044
Japanese government securities	1,645	—	—	—	1,645
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,444	417	—	—	2,861
Bank and corporate debt securities	—	207	1	—	208
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Mortgage and other mortgage-backed securities	—	0	—	—	0
Investment trust funds and other	24	0	—	—	24

Total cash instruments	5,056	729	1	—	5,786

Derivatives(5)
Equity contracts	919	982	28	—	1,929
Interest rate contracts	20	21,031	169	—	21,220
Credit contracts	—	2,363	333	—	2,696
Foreign exchange contracts	—	1,989	72	—	2,061
Commodity contracts	1	28	4	—	33
Netting	—	—	—	(26,278)	(26,278)

Total derivatives	940	26,393	606	(26,278)	1,661

Subtotal	¥5,996	¥27,122	¥607	¥(26,278)	¥7,447

Short-term borrowings(8)	—	121	15	—	136
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	98	—	—	98
Long-term borrowings(8)(10)(11)	104	1,604	(66)	—	1,642
Other liabilities	23	—	—	—	23

Total	¥6,123	¥28,945	¥557	¥(26,278)	¥9,347

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Translation into billions of U.S. dollars
	September 30, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	$8.11	$13.92	$1.74	$—	$23.77
Private equity(3)	—	—	3.38	—	3.38
Japanese government securities	32.84	—	—	—	32.84
Japanese agency and municipal securities	—	1.47	—	—	1.47
Foreign government, agency and municipal securities	48.39	13.48	0.31	—	62.18
Bank and corporate debt securities and loans for trading purposes	—	19.21	0.86	—	20.07
Commercial mortgage-backed securities (“CMBS”)	—	1.45	0.10	—	1.55
Residential mortgage-backed securities (“RMBS”)	—	25.56	0.05	—	25.61
Mortgage and other mortgage-backed securities	—	0.01	1.44	—	1.45
Collateralized debt obligations (“CDO”) and other(4)	—	1.83	0.25	—	2.08
Investment trust funds and other	1.74	0.34	0.11	—	2.19

Total cash instruments	91.08	77.27	8.24	—	176.59

Derivatives(5)
Equity contracts	11.70	12.61	0.48	—	24.79
Interest rate contracts	0.23	273.62	1.96	—	275.81
Credit contracts	—	30.89	4.04	—	34.93
Foreign exchange contracts	0.00	27.28	1.16	—	28.44
Commodity contracts	0.04	0.29	0.04	—	0.37
Netting	—	—	—	(339.25)	(339.25)

Total derivatives	11.97	344.69	7.68	(339.25)	25.09

Subtotal	$103.05	$421.96	$15.92	$(339.25)	$201.68

Loans and receivables(6)	—	3.66	0.09	—	3.75
Collateralized agreements(7)	—	10.19	—	—	10.19
Other assets
Non-trading debt securities	8.58	2.43	0.09	—	11.10
Other(3)	1.91	0.12	1.01	—	3.04

Total	$113.54	$438.36	$17.11	$(339.25)	$229.76

Liabilities:
Trading liabilities
Equities	$12.24	$1.31	$—	$—	$13.55
Japanese government securities	21.36	—	—	—	21.36
Japanese agency and municipal securities	—	0.03	—	—	0.03
Foreign government, agency and municipal securities	31.73	5.41	—	—	37.14
Bank and corporate debt securities	—	2.69	0.01	—	2.70
Commercial mortgage-backed securities (“CMBS”)	—	0.01	—	—	0.01
Residential mortgage-backed securities (“RMBS”)	—	0.01	—	—	0.01
Mortgage and other mortgage-backed securities	—	0.00	—	—	0.00
Investment trust funds and other	0.31	0.00	—	—	0.31

Total cash instruments	65.64	9.46	0.01	—	75.11

Derivatives(5)
Equity contracts	11.93	12.75	0.36	—	25.04
Interest rate contracts	0.26	272.99	2.19	—	275.44
Credit contracts	—	30.67	4.32	—	34.99
Foreign exchange contracts	—	25.82	0.93	—	26.75
Commodity contracts	0.01	0.36	0.06	—	0.43
Netting	—	—	—	(341.10)	(341.10)

Total derivatives	12.20	342.59	7.86	(341.10)	21.55

Subtotal	$77.84	$352.05	$7.87	$(341.10)	$96.66

Short-term borrowings(8)	—	1.57	0.20	—	1.77
Payables and deposits(9)	—	0.00	0.01	—	0.01
Collateralized financing(7)	—	1.27	—	—	1.27
Long-term borrowings(8)(10)(11)	1.35	20.82	(0.85)	—	21.32
Other liabilities	0.30	—	—	—	0.30

Total	$79.49	$375.71	$7.23	$(341.10)	$121.33

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes loans elected for the fair value option.
(7)	Includes collateralized agreements or collateralized financing elected for the fair value option.
(8)	Includes structured notes elected for the fair value option.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using discounted cash flow models. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Non-trading debt securities—These are debt securities held by certain non-broker dealer subsidiaries in the group and are valued and classified in the fair value hierarchy using the same methodology used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial assets which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the six months ended September 30, 2010 and the three months ended September 30, 2010 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2011.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the six months ended September 30, 2010 and 2011, three months ended September 30, 2010 and 2011, respectively.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of six months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(26)	¥(1)	¥135
Private equity	325	—	—	(2)	—	(2)	(13)	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	22	2	—	—	—	2	1	5	30
Bank and corporate debt securities and loans for trading purposes	131	4	—	—	0	4	(14)	(3)	118
Commercial mortgage-backed securities (“CMBS”)	27	0	—	—	—	0	(3)	(14)	10
Residential mortgage-backed securities (“RMBS”)	4	0	—	—	—	0	(1)	3	6
Mortgage and other mortgage-backed securities	117	2	—	—	—	2	40	2	161
Collateralized debt obligations (“CDO”) and other	43	(1)	—	—	—	(1)	(14)	(2)	26
Investment trust funds and other	10	1	—	—	—	1	(1)	—	10

Total cash instruments	843	6	—	(2)	(0)	4	(28)	(10)	809

Derivative contracts, net(5)
Equity contract	32	5	—	—	—	5	(3)	3	37
Interest rate contracts	9	34	—	—	—	34	(8)	(14)	21
Credit contracts	(58)	(38)	—	—	—	(38)	47	5	(44)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(0)	4	(0)
Commodity contracts	(0)	1	—	—	—	1	(0)	(1)	(0)

Total derivative, net	(19)	(0)	—	—	—	(0)	36	(3)	14

Subtotal	¥824	¥6	¥—	¥(2)	¥(0)	¥4	¥8	¥(13)	¥823

Loans and receivables	10	0	—	—	—	0	(1)	(6)	3
Other assets	38	(0)	1	—	—	1	(1)	(0)	38

Total	¥872	¥6	¥1	¥(2)	¥(0)	¥5	¥6	¥(19)	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Subtotal	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Short-term borrowings	9	1	—	—	—	1	(6)	3	5
Payables and deposits	0	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	(127)	22	—	—	—	22	249	(11)	89

Total	¥(118)	¥23	¥—	¥—	¥—	¥23	¥243	¥(8)	¥94

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2011
	Beginning balance as of six months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases / issuances(7)	Sales / redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥41	¥(11)	¥—	¥(4)	¥(2)	¥134
Private equity	289	(12)	—	1	(7)	—	(11)	—	260
Japanese agency and municipal securities	—	—	—	3	(3)	—	—	—	—
Foreign government, agency and municipal securities	23	3	—	124	(116)	—	—	(10)	24
Bank and corporate debt securities and loans for trading purposes	51	(2)	—	77	(69)	—	(2)	11	66
Commercial mortgage-backed securities (“CMBS”)	28	0	—	—	(21)	—	(1)	2	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	0	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	128	(1)	—	7	(23)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	34	(0)	—	10	(11)	—	(1)	(13)	19
Investment trust funds and other	10	(0)	—	1	(2)	—	(0)	—	9

Total cash instruments	687	(23)	—	264	(263)	—	(19)	(11)	635

Derivatives, net(5)
Equity contracts	28	(8)	—	—	—	(11)	(1)	1	9
Interest rate contracts	11	6	—	—	—	(23)	(7)	(5)	(18)
Credit contracts	(55)	1	—	—	—	34	4	(6)	(22)
Foreign exchange contracts	2	19	—	—	—	(3)	(1)	0	17
Commodity contracts	(2)	(0)	—	—	—	(1)	(0)	2	(1)

Total derivatives, net	(16)	18	—	—	—	(4)	(5)	(8)	(15)

Subtotal	¥671	¥(5)	¥—	¥264	¥(263)	¥(4)	¥(24)	¥(19)	¥620

Loans and receivables	11	(0)	—	2	(5)	—	(1)	—	7
Other assets
Non-trading debt securities	0	0	(0)	7	—	—	(0)	—	7
Other	25	2	(0)	59	(8)	—	(0)	0	78

Total	¥707	¥(3)	¥(0)	¥332	¥(276)	¥(4)	¥(25)	¥(19)	¥712

Liabilities:
Trading Liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	(0)	—	(0)	—	—	—	—	1
Long-term borrowings	144	38	—	0	(116)	—	(15)	(41)	(66)

Total	¥146	¥38	¥—	¥15	¥(116)	¥—	¥(15)	¥(41)	¥(49)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Translation into billions of U.S. dollars
	Six months ended September 30, 2011
	Beginning balance as of six months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases / issuances(7)	Sales / redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	$1.57	$(0.14)	$—	$0.53	$(0.14)	$—	$(0.05)	$(0.03)	$1.74
Private equity	3.76	(0.16)	—	0.01	(0.09)	—	(0.14)	—	3.38
Japanese agency and municipal securities	—	—	—	0.04	(0.04)	—	—	—	—
Foreign government, agency and municipal securities	0.30	0.04	—	1.61	(1.51)	—	—	(0.13)	0.31
Bank and corporate debt securities and loans for trading purposes	0.67	(0.03)	—	1.01	(0.90)	—	(0.03)	0.14	0.86
Commercial mortgage-backed securities (“CMBS”)	0.36	0.00	—	—	(0.27)	—	(0.02)	0.03	0.10
Residential mortgage-backed securities (“RMBS”)	0.04	(0.00)	—	0.00	(0.00)	—	(0.00)	0.01	0.05
Mortgage and other mortgage-backed securities	1.66	(0.01)	—	0.09	(0.30)	—	(0.00)	—	1.44
Collateralized debt obligations (“CDO”) and other	0.44	(0.00)	—	0.13	(0.14)	—	(0.01)	(0.17)	0.25
Investment trust funds and other	0.13	(0.00)	—	0.01	(0.03)	—	(0.00)	—	0.11

Total cash instruments	8.93	(0.30)	—	3.43	(3.42)	—	(0.25)	(0.15)	8.24

Derivatives, net(5)
Equity contracts	0.36	(0.10)	—	—	—	(0.14)	(0.01)	0.01	0.12
Interest rate contracts	0.14	0.08	—	—	—	(0.30)	(0.09)	(0.06)	(0.23)
Credit contracts	(0.70)	0.01	—	—	—	0.44	0.05	(0.08)	(0.28)
Foreign exchange contracts	0.03	0.25	—	—	—	(0.04)	(0.01)	0.00	0.23
Commodity contracts	(0.03)	(0.01)	—	—	—	(0.01)	(0.00)	0.03	(0.02)

Total derivatives, net	(0.20)	0.23	—	—	—	(0.05)	(0.06)	(0.10)	(0.18)

Subtotal	$8.73	$(0.07)	$—	$3.43	$(3.42)	$(0.05)	$(0.31)	$(0.25)	$8.06

Loans and receivables	0.14	(0.00)	—	0.02	(0.06)	—	(0.01)	—	0.09
Other assets
Non-trading debt securities	0.00	0.00	(0.00)	0.09	—	—	(0.00)	—	0.09
Other	0.31	0.03	(0.00)	0.77	(0.10)	—	(0.00)	0.00	1.01

Total	$9.18	$(0.04)	$(0.00)	$4.31	$(3.58)	$(0.05)	$(0.32)	$(0.25)	$9.25

Liabilities:
Trading Liabilities
Bank and corporate debt securities	$—	$0.00	$—	$0.01	$—	$—	$—	$—	$0.01

Subtotal	$—	$0.00	$—	$0.01	$—	$—	$—	$—	$0.01

Short-term borrowings	0.02	0.00	—	0.18	(0.00)	—	—	(0.00)	0.20
Payables and deposits	0.01	(0.00)	—	(0.00)	—	—	—	—	0.01
Long-term borrowings	1.87	0.49	—	0.00	(1.51)	—	(0.19)	(0.53)	(0.85)

Total	$1.90	$0.49	$—	$0.19	$(1.51)	$—	$(0.19)	$(0.53)	$(0.63)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥162	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(21)	¥(4)	¥135
Private equity	311	—	—	(1)	0	(1)	0	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	13	2	—	—	—	2	4	11	30
Bank and corporate debt securities and loans for trading purposes	136	3	—	—	0	3	(16)	(5)	118
Commercial mortgage-backed securities (“CMBS”)	22	(0)	—	—	—	(0)	(3)	(9)	10
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	—	(0)	(0)	3	6
Mortgage and other mortgage-backed securities	171	5	—	—	—	5	(15)	—	161
Collateralized debt obligations (“CDO”) and other	26	(0)	—	—	—	(0)	3	(3)	26
Investment trust funds and other	10	0	—	—	—	0	0	—	10

Total cash instruments	854	8	—	(1)	(0)	7	(45)	(7)	809

Derivative contracts, net(5)
Equity contract	31	6	—	—	—	6	(2)	2	37
Interest rate contracts	20	17	—	—	—	17	(17)	1	21
Credit contracts	(39)	(40)	—	—	—	(40)	28	7	(44)
Foreign exchange contracts	1	0	—	—	—	0	(2)	1	(0)
Commodity contracts	0	(0)	—	—	—	(0)	0	(0)	(0)

Total derivative, net	13	(17)	—	—	—	(17)	7	11	14

Subtotal	¥867	¥(9)	¥—	¥(1)	¥(0)	¥(10)	¥(38)	¥4	¥823

Loans and receivables	3	0	—	—	—	0	(0)	—	3
Other assets	38	(0)	0	—	—	0	(0)	—	38

Total	¥908	¥(9)	¥0	¥(1)	¥(0)	¥(10)	¥(38)	¥4	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Subtotal	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Short-term borrowings	6	0	—	—	—	0	(0)	(1)	5
Payables and deposits	(0)	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	44	(44)	—	—	—	(44)	5	(4)	89

Total	¥50	¥(44)	¥—	¥—	¥—	¥(44)	¥5	¥(5)	¥94

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2011
	Beginning balance as of three months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases / issuances(7)	Sales / redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥149	¥(10)	¥—	¥4	¥(5)	¥—	¥(3)	¥(1)	¥134
Private equity	280	(6)	—	1	(8)	—	(7)	—	260
Japanese agency and municipal securities	—	—	—	1	(1)	—	—	—	—
Foreign government, agency and municipal securities	18	1	—	71	(61)	—	—	(5)	24
Bank and corporate debt securities and loans for trading purposes	54	(4)	—	39	(31)	—	(1)	9	66
Commercial mortgage-backed securities (“CMBS”)	10	(0)	—	—	(3)	—	(0)	1	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	118	0	—	7	(14)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	18	(1)	—	6	(7)	—	(1)	4	19
Investment trust funds and other	10	(1)	—	0	(0)	—	(0)	—	9

Total cash instruments	660	(21)	—	129	(130)	—	(12)	9	635

Derivatives, net(5)
Equity contracts	22	(9)	—	—	—	(3)	(1)	0	9
Interest rate contracts	16	(7)	—	—	—	(6)	(4)	(17)	(18)
Credit contracts	(44)	8	—	—	—	18	2	(6)	(22)
Foreign exchange contracts	6	15	—	—	—	(2)	(1)	(1)	17
Commodity contracts	0	(0)	—	—	—	(1)	(0)	—	(1)

Total derivatives, net	0	7	—	—	—	6	(4)	(24)	(15)

Subtotal	¥660	¥(14)	¥—	¥129	¥(130)	¥6	¥(16)	¥(15)	¥620

Loans and receivables	9	0	—	—	(1)	—	(1)	—	7
Other assets
Non-trading debt securities	7	0	(0)	—	—	—	(0)	—	7
Other	77	1	(0)	1	(1)	—	(0)	—	78

Total	¥753	¥(13)	¥(0)	¥130	¥(132)	¥6	¥(17)	¥(15)	¥712

Liabilities:
Trading Liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	0	—	(0)	—	—	—	—	1
Long-term borrowings	82	36	—	3	(91)	—	(9)	(15)	(66)

Total	¥84	¥36	¥—	¥18	¥(91)	¥—	¥(9)	¥(15)	¥(49)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Translation into billions of U.S. dollars
	Three months ended September 30, 2011
	Beginning balance as of three months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases / issuances(7)	Sales / redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	$1.93	$(0.13)	$—	$0.05	$(0.06)	$—	$(0.04)	$(0.01)	$1.74
Private equity	3.63	(0.07)	—	0.01	(0.10)	—	(0.09)	—	3.38
Japanese agency and municipal securities	—	—	—	0.01	(0.01)	—	—	—	—
Foreign government, agency and municipal securities	0.23	0.01	—	0.92	(0.79)	—	—	(0.06)	0.31
Bank and corporate debt securities and loans for trading purposes	0.70	(0.05)	—	0.52	(0.41)	—	(0.02)	0.12	0.86
Commercial mortgage-backed securities (“CMBS”)	0.13	(0.00)	—	—	(0.04)	—	(0.00)	0.01	0.10
Residential mortgage-backed securities (“RMBS”)	0.04	(0.00)	—	—	(0.00)	—	(0.00)	0.01	0.05
Mortgage and other mortgage-backed securities	1.53	0.00	—	0.09	(0.18)	—	(0.00)	—	1.44
Collateralized debt obligations (“CDO”) and other	0.23	(0.01)	—	0.08	(0.09)	—	(0.01)	0.05	0.25
Investment trust funds and other	0.13	(0.01)	—	0.00	(0.01)	—	(0.00)	—	0.11

Total cash instruments	8.55	(0.26)	—	1.68	(1.69)	—	(0.16)	0.12	8.24

Derivatives, net(5)
Equity contracts	0.29	(0.12)	—	—	—	(0.04)	(0.01)	0.00	0.12
Interest rate contracts	0.21	(0.09)	—	—	—	(0.08)	(0.05)	(0.22)	(0.23)
Credit contracts	(0.57)	0.10	—	—	—	0.24	0.03	(0.08)	(0.28)
Foreign exchange contracts	0.08	0.19	—	—	—	(0.02)	(0.01)	(0.01)	0.23
Commodity contracts	0.00	(0.00)	—	—	—	(0.02)	(0.00)	—	(0.02)

Total derivatives, net	0.01	0.08	—	—	—	0.08	(0.04)	(0.31)	(0.18)

Subtotal	$8.56	$(0.18)	$—	$1.68	$(1.69)	$0.08	$(0.20)	$(0.19)	$8.06

Loans and receivables	0.12	0.00	—	—	(0.01)	—	(0.02)	—	0.09
Other assets
Non-trading debt securities	0.09	0.00	(0.00)	—	—	—	(0.00)	—	0.09
Other	1.00	0.01	(0.00)	0.01	(0.01)	—	(0.00)	—	1.01

Total	$9.77	$(0.17)	$(0.00)	$1.69	$(1.71)	$0.08	$(0.22)	$(0.19)	$9.25

Liabilities:
Trading Liabilities
Bank and corporate debt securities	$—	$0.00	$—	$0.01	$—	$—	$—	$—	$0.01

Subtotal	$—	$0.00	$—	$0.01	$—	$—	$—	$—	$0.01

Short-term borrowings	0.02	0.00	—	0.18	(0.00)	—	—	(0.00)	0.20
Payables and deposits	0.01	0.00	—	(0.00)	—	—	—	—	0.01
Long-term borrowings	1.06	0.47	—	0.04	(1.17)	—	(0.12)	(0.19)	(0.85)

Total	$1.09	$0.47	$—	$0.23	$(1.17)	$—	$(0.12)	$(0.19)	$(0.63)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 “Consolidation” (“ASC 810”) which has been amended in accordance with ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.
(7)	Purchases / issuances includes the increase of trading liabilities, and Sales / redemption includes the decrease of trading liabilities.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter.

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2010. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2011.

Transfers between Level 1 or Level 2 and Level 3

There were no significant transfers between Level 1 or Level 2 and Level 3 for the six months ended September 30, 2010. There were no significant transfers between Level 1 or Level 2 and Level 3 for six months ended September 30, 2011.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2010 and 2011 and three months ended September 30, 2010 and 2011, respectively, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Six months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(6)	¥—	¥—	¥(0)	¥(6)
Private equity	—	—	(3)	—	(3)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	3	—	—	—	3
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(3)	—	—	—	(3)
Collateralized debt obligations (“CDO”) and other	(0)	—	—	—	(0)
Investment trust funds and other	1	—	—	—	1

Total cash instruments	(4)	—	(3)	(0)	(7)

Derivatives, net(2)
Equity contracts	6	—	—	—	6
Interest rate contracts	11	—	—	—	11
Credit contracts	(45)	—	—	—	(45)
Foreign exchange contracts	(2)	—	—	—	(2)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(30)	—	—	—	(30)

Subtotal	¥(34)	¥—	¥(3)	¥(0)	¥(37)

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	1	—	—	1

Total	¥(34)	¥1	¥(3)	¥(0)	¥(36)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	1	—	—	—	1
Payables and deposits	0	—	—	—	0
Long-term borrowings	17	—	—	—	17

Total	¥18	¥—	¥—	¥—	¥18

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen	Translation into billions of U.S. dollars
	Six months ended September 30, 2011	Six months ended September 30, 2011
	Unrealized gain / (loss)(3)	Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(8)	$(0.10)
Private equity	(9)	(0.12)
Japanese agency and municipal securities	(0)	(0.00)
Foreign government, agency and municipal securities	0	0.00
Bank and corporate debt securities and loans for trading purposes	(4)	(0.05)
Commercial mortgage-backed securities (“CMBS”)	0	0.00
Residential mortgage-backed securities (“RMBS”)	(0)	(0.00)
Mortgage and other mortgage-backed securities	(2)	(0.03)
Collateralized debt obligations (“CDO”) and other	(1)	(0.01)
Investment trust funds and other	0	0.00

Total cash instruments	(24)	(0.31)

Derivatives, net(2)
Equity contracts	(8)	(0.10)
Interest rate contracts	9	0.12
Credit contracts	10	0.13
Foreign exchange contracts	17	0.22
Commodity contracts	(0)	(0.00)

Total derivatives, net	28	0.37

Subtotal	¥4	$0.06

Loans and receivables	(1)	(0.01)
Other assets
Non-trading debt securities	0	0.00
Other	1	0.01

Total	¥4	$0.06

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0	$0.00

Subtotal	¥0	$0.00

Short-term borrowings	0	0.00
Payables and deposits	(0)	(0.00)
Long-term borrowings	29	0.38

Total	¥29	$0.38

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(3)	¥—	¥—	¥(0)	¥(3)
Private equity	—	—	(1)	—	(1)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	2	—	—	—	2
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	5	—	—	—	5
Collateralized debt obligations (“CDO”) and other	0	—	—	—	0
Investment trust funds and other	0	—	—	—	0

Total cash instruments	5	—	(1)	(0)	4

Derivatives, net(2)
Equity contracts	1	—	—	—	1
Interest rate contracts	15	—	—	—	15
Credit contracts	(43)	—	—	—	(43)
Foreign exchange contracts	(0)	—	—	—	(0)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(27)	—	—	—	(27)

Subtotal	¥(22)	¥—	¥(1)	¥(0)	¥(23)

Loans and receivables	0	—	—	—	0
Other assets	(0)	1	—	—	1

Total	¥(22)	¥1	¥(1)	¥(0)	¥(22)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	0	—	—	—	0
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	(51)	—	—	—	(51)

Total	¥(51)	¥—	¥—	¥—	¥(51)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen	Translation into billions of U.S. dollars
	Three months ended September 30, 2011	Three months ended September 30, 2011
	Unrealized gain / (loss)(3)	Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(8)	$(0.10)
Private equity	(6)	(0.08)
Japanese agency and municipal securities	(0)	(0.00)
Foreign government, agency and municipal securities	0	0.00
Bank and corporate debt securities and loans for trading purposes	(4)	(0.05)
Commercial mortgage-backed securities (“CMBS”)	(0)	(0.00)
Residential mortgage-backed securities (“RMBS”)	(0)	(0.00)
Mortgage and other mortgage-backed securities	0	0.00
Collateralized debt obligations (“CDO”) and other	(1)	(0.01)
Investment trust funds and other	(1)	(0.01)

Total cash instruments	(20)	(0.25)

Derivatives, net(2)
Equity contracts	(10)	(0.13)
Interest rate contracts	(2)	(0.03)
Credit contracts	13	0.17
Foreign exchange contracts	15	0.19
Commodity contracts	(0)	(0.00)

Total derivatives, net	16	0.20

Subtotal	¥(4)	$(0.05)

Loans and receivables	(0)	(0.00)
Other assets
Non-trading debt securities	0	0.00
Other	1	0.01

Total	¥(3)	$(0.04)

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0	$0.00

Subtotal	¥0	$0.00

Short-term borrowings	0	0.00
Payables and deposits	0	0.00
Long-term borrowings	36	0.47

Total	¥36	$0.47

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

During the three months ended September 30, 2011, a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities, certain interest rate volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the six months ended September 30, 2011, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

As the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables provide information on these investments where NAV per share is calculated or disclosed as of March 31, 2011 and September 30, 2011. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥91	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	64	23	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥165	¥38

	Billions of yen
	September 30, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥86	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	68	15	Quarterly	30 days
Real estate funds	14	15	—	—

Total	¥172	¥31

	Translation into billions of U.S. dollars
	September 30, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	$1.12	$0.00	Monthly	Same day-95 days
Venture capital funds	0.05	0.01	—	—
Private equity funds	0.88	0.19	Quarterly	30 days
Real estate funds	0.18	0.19	—	—

Total	$2.23	$0.39

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

        These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Resale and repurchase agreements which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends or Interest expense or Revenue—Net gain (loss) on trading.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six months ended September 30, 2010 and 2011, three months ended September 30, 2010 and 2011, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(2)	¥1	$0.01
Private equity	(0)	(6)	(0.08)
Collateralized agreements(2)	—	4	0.06
Loans and receivables	4	8	0.11
Other assets(1)	—	(0)	(0.00)

Total	¥2	¥7	$0.10

Liabilities:
Short-term borrowings(3)	¥(5)	¥1	$0.02
Collateralized financing(2)	—	(0)	(0.00)
Long-term borrowings(3)(4)	(61)	95	1.23

Total	¥(66)	¥96	$1.25

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(2)	¥1	$0.01
Private equity	0	0	0.00
Collateralized agreements(2)	—	1	0.01
Loans and receivables	3	8	0.10
Other assets(1)	—	0	0.00

Total	¥1	¥10	$0.12

Liabilities:
Short-term borrowings(3)	¥(9)	¥0	$0.00
Collateralized financing(2)	—	0	0.00
Long-term borrowings(3)(4)	(88)	86	1.12

Total	¥(97)	¥86	$1.12

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(2)	Includes resale and repurchase agreements elected for the fair value option.
(3)	Includes structured notes and other financial liabilities elected for the fair value option.
(4)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura elected to apply the fair value option for its 45.5% investment as of March 31, 2011 and 47.0% investment as of September 30, 2011 in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments and Others assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥6 billion for the six months ended September 30, 2010, mainly due to the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥10 billion ($0.13 billion) for the six months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥3 billion for the three months ended September 30, 2010, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥15 billion ($0.20 billion) for the three months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of September 30, 2011, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥38 billion ($0.49 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Estimated fair value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for loan losses.

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2011		September 30, 2011		September 30, 2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,268	¥1,265	¥1,024	¥1,021	$13.29	$13.25

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31, 2011		September 30, 2011		September 30, 2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥8,403	¥8,179	¥8,754	¥8,479	$113.63	$110.06

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet clients needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20 “Balance Sheet—Offsetting”.

Nomura offset ¥605 billion of cash collateral receivables against net derivative liabilities and ¥456 billion of cash collateral payables against net derivative assets as of March 31, 2011. Nomura offset ¥1,015 billion ($13.17 billion) of cash collateral receivables against net derivative liabilities and ¥873 billion ($11.33 billion) of cash collateral payables against net derivative assets as of September 30, 2011.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of operations within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of operations within Revenue—Other.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

	Billions of yen
	September 30, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥22,138	¥(20,761)	¥(804)	¥573

	Translation into billions of U.S. dollars
	September 30, 2011
	Gross Fair Value of derivative assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	$287.36	$(269.48)	$(10.44)	$7.44

Derivative activities

Derivative financial instruments used for trading purposes are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value. Bifurcated embedded derivatives are carried at Short-term borrowings or Long-term borrowings according to the due date of a contract. Non-trading derivatives are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value.

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Billions of yen
	September 30, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥20,840	¥1,910	¥18,980	¥1,904
Interest rate contracts	681,870	21,168	663,700	20,911
Credit contracts	36,911	2,691	39,074	2,696
Foreign exchange contracts	77,683	2,189	76,351	2,059
Commodity contracts	223	28	216	33

Total	¥817,527	¥27,986	¥798,321	¥27,603

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,915	¥81	¥—	¥—
Foreign exchange contracts	141	2	91	0

Total	¥2,056	¥83	¥91	¥0

Total derivatives	¥819,583	¥28,069	¥798,412	¥27,603

	Translation into billions of U.S. dollars
	September 30, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	$270.51	$24.79	$246.37	$24.71
Interest rate contracts	8,850.86	274.76	8,615.01	271.43
Credit contracts	479.11	34.93	507.19	34.99
Foreign exchange contracts	1,008.35	28.41	991.06	26.73
Commodity contracts	2.89	0.37	2.80	0.43

Total	$10,611.72	$363.26	$10,362.43	$358.29

Derivatives designated as hedging instruments:
Interest rate contracts	$24.86	$1.05	$—	$—
Foreign exchange contracts	1.83	0.03	1.18	0.00

Total	$26.69	$1.08	$1.18	$0.00

Total derivatives	$10,638.41	$364.34	$10,363.61	$358.29

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes derivatives used for non-trading purposes which are not designated as accounting hedges.

Changes in fair value are recognized either through gain or loss or other comprehensive income (loss) depending on the purpose for which the derivatives are used.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statement of operations within Revenue—Net gain (loss) on trading.

The following table presents amounts included in the consolidated statements of operations related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥269	¥9	$0.12
Interest rate contracts	10	122	1.58
Credit contracts	22	(29)	(0.38)
Foreign exchange contracts	(115)	15	0.19
Commodity contracts	0	7	0.09

Total	¥186	¥124	$1.60

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥(3)	¥(28)	$(0.36)
Interest rate contracts	69	23	0.30
Credit contracts	(6)	(14)	(0.18)
Foreign exchange contracts	(49)	(5)	(0.06)
Commodity contracts	1	(3)	(0.04)

Total	¥12	¥(27)	$(0.34)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as accounting hedges.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of operations within Interest expense.

The following table presents amounts included in the consolidated statements of operations related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥48	¥59	$0.77

Total	¥48	¥59	$0.77

Hedged items:
Long-term borrowings	¥(48)	¥(59)	$(0.77)

Total	¥(48)	¥(59)	$(0.77)

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥19	¥33	$0.43

Total	¥19	¥33	$0.43

Hedged items:
Long-term borrowings	¥(19)	¥(33)	$(0.43)

Total	¥(19)	¥(33)	$(0.43)

Net investment hedges

Effective from April 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Hedging instruments:
Foreign exchange contracts	¥2	¥10	$0.13
Long-term borrowings	16	11	0.14

Total	¥18	¥21	$0.27

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Hedging instruments:
Foreign exchange contracts	¥0	¥8	$0.10
Long-term borrowings	8	7	0.09

Total	¥8	¥15	$0.19

(1)	The portion of the gains and losses representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of operations. There were no material gains and losses during the six months ended September 30, 2010 and 2011.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion with related collateral pledged of ¥958 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2011, was ¥1,988 billion ($25.81 billion) with related collateral pledged of ¥1,201 billion ($15.58 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥19 billion($0.24 billion).

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of the credit derivatives to potential loss from credit-risk-related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and client transactions.

The most significant type of credit derivatives used by Nomura is single-name credit default swap where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit-risk-related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present the amounts of Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2011 and September 30, 2011.

	Billions of yen
	March 31, 2011
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥56	¥18,933	¥2,082	¥8,416	¥6,953	¥1,482	¥17,020
Credit default indices	117	12,666	806	4,372	6,275	1,213	10,956
Other credit-risk-related portfolio products	19	3,552	247	2,421	696	188	2,143
Credit-risk-related options and swaptions	0	212	4	—	208	—	121

Total	¥192	¥35,363	¥3,139	¥15,209	¥14,132	¥2,883	¥30,240

	Billions of yen
	September 30, 2011
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,117	¥18,515	¥1,963	¥6,411	¥7,833	¥2,308	¥17,016
Credit default indices	716	12,865	776	3,063	7,134	1,892	10,915
Other credit-risk-related portfolio products	237	3,260	677	1,327	1,003	253	2,040
Credit-risk-related options and swaptions	3	493	—	—	485	8	463

Total	¥2,073	¥35,133	¥3,416	¥10,801	¥16,455	¥4,461	¥30,434

	Translation into billions of U.S. dollars
	September 30, 2011
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$14.50	$240.33	$25.48	$83.22	$101.67	$29.96	$220.87
Credit default indices	9.29	166.99	10.07	39.76	92.60	24.56	141.68
Other credit-risk-related portfolio products	3.08	42.31	8.79	17.22	13.02	3.28	26.48
Credit-risk-related options and swaptions	0.04	6.40	—	—	6.30	0.10	6.01

Total	$26.91	$456.03	$44.34	$140.20	$213.59	$57.90	$395.04

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit-risk-related portfolio products	22	—	—	0	—	3,530	3,552
Credit-risk-related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Billions of yen
	September 30, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,000	¥1,418	¥5,426	¥5,028	¥2,679	¥1,964	¥18,515
Credit default indices	1,435	384	4,987	3,664	508	1,887	12,865
Other credit-risk-related portfolio products	8	—	—	—	—	3,252	3,260
Credit-risk-related options and swaptions	—	—	—	458	—	35	493

Total	¥3,443	¥1,802	¥10,413	¥9,150	¥3,187	¥7,138	¥35,133

	Translation into billions of U.S. dollars
	September 30, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$25.96	$18.41	$70.43	$65.26	$34.78	$25.49	$240.33
Credit default indices	18.63	4.98	64.73	47.57	6.59	24.49	166.99
Other credit-risk-related portfolio products	0.10	—	—	—	—	42.21	42.31
Credit-risk-related options and swaptions	—	—	—	5.94	—	0.46	6.40

Total	$44.69	$23.39	$135.16	$118.77	$41.37	$92.65	$456.03

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,262	¥30,241	$393
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	22,576	23,215	301

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Trading assets:
Equities and convertible bonds	¥29,935	¥10,613	$138
Government and government agency securities	977,291	1,808,737	23,478
Bank and corporate debt securities	93,250	114,971	1,492
Commercial mortgage-backed securities (“CMBS”)	54,725	27,823	361
Residential mortgage-backed securities (“RMBS”)	1,572,177	1,105,775	14,353
Collateralized debt obligations (“CDO”) and other(1)	64,247	80,424	1,044
Investment trust funds and other	9,652	21,354	278

Total	¥2,801,277	¥3,169,697	$41,144

Non-trading debt securities	¥86,234	¥88,885	$1,154
Investments in and advance to affiliated companies	¥36,639	¥32,736	$425

(1)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Loans and receivables	¥27,635	¥7,406	$96
Trading assets	2,010,605	1,818,357	23,603
Office buildings, land, equipment and facilities	20,815	138,736	1,801
Non-trading debt securities	278,261	324,092	4,207
Other	—	265,038	3,440

Total	¥2,337,316	¥2,553,629	$33,147

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and September 30, 2011 were ¥169,766 million and ¥58,946million ($765 million), respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2011 and September 30, 2011 were ¥291,870 million and ¥227,481 million ($2,953 million), respectively.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the six months ended September 30, 2010 and the three months ended September 30, 2010, Nomura received cash proceeds from SPEs of ¥126 billion and ¥77 billion, respectively, and recognized associated loss on sale of ¥2 million and ¥3 million, respectively. During the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received cash proceeds from SPEs of ¥138 billion ($1.80 billion) and ¥90 billion ($1.17 billion), respectively, and recognized associated loss on sale of ¥0 million ($0.0 million) and ¥0 million($0.0 million), respectively. During the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received debt securities issued by these SPEs with an initial fair value of ¥682 billion ($8.85 billion) and ¥322 billion ($4.18 billion), respectively, and cash inflows from third parties on the sale of those debt securities of ¥334 billion ($4.34 billion) and ¥192 billion ($2.49 billion), respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,141 billion and ¥3,002 billion ($38.97 billion) as of March 31, 2011 and September 30, 2011, respectively. Nomura’s retained interests were ¥199 billion and ¥130 billion ($1.69 billion) as of March 31, 2011 and September 30, 2011, respectively. For the six months ended September 30, 2010 and the three months ended September 30, 2010, Nomura received cash flows of ¥11 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received cash flows of ¥6 billion ($0.08 billion) and ¥3 billion ($0.04 billion), respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥28 billion and ¥25 billion ($0.32 billion) as of March 31, 2011 and September 30, 2011, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Billions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥128	¥—	¥128	¥123	¥5
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	0

Total	¥—	¥128	¥2	¥130	¥125	¥5

	Translation into billions of U.S. dollars
	September 30, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	$—	$1.66	$—	$1.66	$1.60	$0.06
Bank and corporate debt securities	—	—	0.00	0.00	—	0.00
Mortgage and mortgage-backed securities	—	—	0.03	0.03	0.03	0.00

Total	$—	$1.66	$0.03	$1.69	$1.63	$0.06

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages		Translation into billions of U.S. dollars, except percentages
	Material retained interest held(1)
	March 31, 2011	September 30, 2011	September 30, 2011
Fair value of retained interests(1)	¥192	¥121	$1.57
Weighted-average life (Years)	6.3	4.6
Constant prepayment rate	7.1%	17.6%
Impact of 10% adverse change	(0.5)	(1.6)	(0.02)
Impact of 20% adverse change	(1.0)	(2.6)	(0.03)
Discount rate	4.7%	3.8%
Impact of 10% adverse change	(4.3)	(1.9)	(0.02)
Impact of 20% adverse change	(7.4)	(3.2)	(0.04)

(1)	The sensitivity analysis covers the material retained interests held of ¥192 billion out of ¥199 billion as of March 31, 2011 and ¥121 billion ($1.57 billion) out of ¥130 billion ($1.69 million) as of September 30, 2011.
Nomura considers the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also these liabilities are non-recourse to Nomura.

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Assets
Trading assets
Equities	¥89	¥66	$0.85
Debt securities	110	63	0.82
Mortgage and mortgage-backed securities	35	23	0.30
Loans receivable	22	19	0.25

Total	¥256	¥171	$2.22

Liabilities
Long-term borrowings	¥230	¥153	$1.99

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura consolidates certain SPEs which invest in the business of purchasing aircraft and operating leases of the aircraft and other SPEs engaged in various businesses.

The following table presents the classification of consolidated VIEs’ assets and liabilities in our consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen			Translation into billions of U.S. dollars
	March 31, 2011	September 30, 2011		September 30, 2011
Consolidated VIE assets
Cash and cash equivalents	¥92	¥68		$0.88
Trading assets
Equities	785	839		10.89
Debt securities	239	155		2.01
Mortgage and mortgage-backed securities	67	65		0.84
Investment trust funds and other	8	0		0.00
Derivatives	10	4		0.06
Private equity investments	1	28		0.37
Securities purchased under agreements to resell	6	5		0.07
Office buildings, land, equipment and facilities(1)	42	165	(3)	2.14	(3)
Other(2)	84	439	(3)	5.69	(3)

Total	¥1,334	¥1,768		$22.95

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥0		$0.01
Derivatives	32	25		0.33
Securities sold under agreements to repurchase	2	—		—
Borrowings
Short-term borrowings	2	—		—
Long-term borrowings	1,030	1,182		15.34
Other	5	34		0.42

Total	¥1,077	¥1,241		$16.10

(1)	Includes aircraft of ¥30 billion as of March 31, 2011 and ¥17 billion ($0.22 billion) as of September 30, 2011 held by SPEs consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are mainly engaged in aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion as of March 31, 2011 and ¥15 billion ($0.19 billion) as of September 30, 2011. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. Please refer to Note 13, “Commitments, contingencies and guarantees” for details.
(3)	Includes real estate and real estate for sale held by SPEs related to a subsidiary newly consolidated during the six months ended September 30, 2011.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust funds and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term	3	—	3
Long-term	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Billions of yen
	September 30, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥49	¥—	¥49
Debt securities	186	—	186
Mortgage and mortgage-backed securities	2,031	—	2,031
Investment trust funds and other	119	—	119
Derivatives	0	8	25
Private equity investments	21	—	21
Loans
Short-term	3	—	3
Long-term	31	—	31
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	18

Total	¥2,451	¥8	¥2,494

	Translation into billions of U.S. dollars
	September 30, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	$0.63	$—	$0.63
Debt securities	2.42	—	2.42
Mortgage and mortgage-backed securities	26.36	—	26.36
Investment trust funds and other	1.55	—	1.55
Derivatives	0.00	0.10	0.32
Private equity investments	0.28	—	0.28
Loans
Short-term	0.04	—	0.04
Long-term	0.40	—	0.40
Other	0.14	—	0.14
Commitments to extend credit and other guarantees	—	—	0.23

Total	$31.82	$0.10	$32.37

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided to investment banking clients, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides to investment banking clients. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Loans
Loans at banks	¥320,296	¥291,667	$3,786
Short-term secured margin loans	206,910	212,487	2,758
Inter-bank money market loans	8,281	59,508	772
Corporate loans	735,797	463,443	6,016

Loans receivable total	¥1,271,284	¥1,027,105	$13,332

of which:
Loans receivable carried at fair value(1)	¥554,180	¥289,073	$3,752
Loans receivable carried at amortized cost	717,104	738,032	9,580
Advances to affiliated companies	12,766	11,634	151

(1)	Accounted for at fair value through election of the fair value option

There were no significant purchases or sales of Loans receivable and no reclassification of Loans receivable to Trading assets during the six months ended September 30, 2011.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present changes in the allowance for losses for the six months ended September 30, 2011 and three months ended September 30, 2011, respectively.

	Millions of yen
	Six months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	49	(4)	—	71	(11)	105	(179)	(74)
Charge-offs	—	—	—	—	—	—	(1)	(1)
Other(1)	—	(1)	—	(326)	—	(327)	370	43

Ending balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

	Translation into millions of U.S. dollars
	Six months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	$4	$1	$—	$44	$0	$49	$14	$63
Provision for losses	1	(0)	—	1	(0)	2	(2)	(0)
Charge-offs	—	—	—	—	—	—	(0)	(0)
Other(1)	—	(0)	—	(4)	—	(4)	4	0

Ending balance	$5	$1	$—	$41	$—	$47	$16	$63

	Millions of yen
	Three months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥57	¥—	¥3,086	¥11	¥3,493	¥1,460	¥4,953
Provision for losses	49	(24)	—	316	(11)	330	(196)	134
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	(235)	—	(236)	(23)	(259)

Ending balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

	Translation into millions of U.S. dollars
	Three months ended September 30, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	$4	$1	$—	$40	$0	$45	$19	$64
Provision for losses	1	(0)	—	4	(0)	5	(3)	2
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(0)	—	(3)	—	(3)	(0)	(3)

Ending balance	$5	$1	$—	$41	$—	$47	$16	$63

(1)	Includes the effect of foreign exchange movements.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011 and September 30, 2011, respectively.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Millions of yen
	September 30, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥10	¥—	¥3,070	¥—	¥3,086
Evaluated collectively	382	22	—	97	—	501

Total allowance for loan losses	¥388	¥32	¥—	¥3,167	¥—	¥3,587

Loans by impairment methodology
Evaluated individually	¥6	¥66,632	¥59,508	¥216,173	¥368	¥342,687
Evaluated collectively	239,246	145,855	—	10,612	11,266	406,979

Total loans	¥239,252	¥212,487	¥59,508	¥226,785	¥11,634	¥749,666

	Translation into millions of U.S. dollars
	September 30, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	$0	$0	$—	$40	$—	$40
Evaluated collectively	5	1	—	1	—	7

Total allowance for loan losses	$5	$1	$—	$41	$—	$47

Loans by impairment methodology
Evaluated individually	$0	$865	$772	$2,806	$5	$4,448
Evaluated collectively	3,106	1,893	—	138	146	5,283

Total loans	$3,106	$2,758	$772	$2,944	$151	$9,731

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2011, there were no significant loans which were on a nonaccrual status or 90 days past due and still accruing. As of September 30, 2011, there were ¥37,883 million ($492 million) of loans which were on a nonaccrual status, mainly for the unsecured corporate loans. There were no significant loans which were 90 days past due and still accruing. In addition, there was no significant debt restructuring that constitutes a troubled debt restructuring.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011 and September 30, 2011.

	Millions of yen
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥111,841	¥17,449	¥—	¥25,344	¥154,634
Unsecured loans at banks	102,636	—	7	—	102,643
Short-term secured margin loans	—	—	—	206,910	206,910
Secured inter-bank money market loans	8,281	—	—	—	8,281
Secured corporate loans	30,567	5,170	2,000	122,750	160,487
Unsecured corporate loans	30,309	52,445	1,395	—	84,149
Advances to affiliated companies	12,283	—	—	483	12,766

Total	¥295,917	¥75,064	¥3,402	¥355,487	¥729,870

	Millions of yen
	September 30, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥97,323	¥24,872	¥6	¥33,548	¥155,749
Unsecured loans at banks	83,503	—	—	—	83,503
Short-term secured margin loans	—	—	—	212,487	212,487
Secured inter-bank money market loans	9,508	—	—	—	9,508
Unsecured inter-bank money market loans	50,000	—	—	—	50,000
Secured corporate loans	33,145	72,651	4,368	50,832	160,996
Unsecured corporate loans	28,004	36,856	929	—	65,789
Advances to affiliated companies	11,266	—	—	368	11,634

Total	¥312,749	¥134,379	¥5,303	¥297,235	¥749,666

	Translation into millions of U.S. dollars
	September 30, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	$1,264	$323	$0	$435	$2,022
Unsecured loans at banks	1,084	—	—	—	1,084
Short-term secured margin loans	—	—	—	2,758	2,758
Secured inter-bank money market loans	123	—	—	—	123
Unsecured inter-bank money market loans	649	—	—	—	649
Secured corporate loans	430	943	57	660	2,090
Unsecured corporate loans	364	478	12	—	854
Advances to affiliated companies	146	—	—	5	151

Total	$4,060	$1,744	$69	$3,858	$9,731

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Business combinations:

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million ($488 million). The difference between the fair value of the acquired net assets of NLB and the acquisition cost is accounted for as a bargain purchase gain of ¥44,963 million ($584 million) which is reported within Revenue—Other in the consolidated statements of operations.

The Share Purchases are accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million ($215 million) which is reported within Revenue—Other in the consolidated statements of operations. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million ($498 million). Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million ($53 million) which is also reported within Revenue—Other in the consolidated statements of operations.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in these consolidated statements of operations from May 2011. As a result, revenues generated by NLB and these other companies which have been included in the consolidated statements of operations were ¥142,058 million ($1,844 million) and ¥98,822 million ($1,283million) for the six and three months ended September 30, 2011, respectively. In addition, a net loss of ¥100 million ($1 million) and net income of ¥803 million ($10 million) from NLB and other companies acquired as a result of the Share Purchases are included in the consolidated statements of operations for the six and three months ended September 30, 2011, respectively. Revenues and expenses arising from NLB and other companies that are acquired as a result of the Share Purchases are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchase.

	Millions of yen	Translation into millions of U.S. dollars
Assets:
Cash and cash deposits	¥78,634	$1,021
Loans receivable(1)	54,023	701
Receivables from other than customers	12,865	167
Office buildings, land, equipment and facilities	715,683	9,290
Intangible assets(2)	60,048	779
Assets other than above(3)	1,290,121	16,746

Total assets	2,211,374	28,704

Liabilities:
Short-term borrowings	82,800	1,075
Long-term borrowings	952,932	12,369
Liabilities other than above	748,889	9,720

Total liabilities	1,784,621	23,164
Equity attributable to NHI’s shareholders	120,962	1,570

Noncontrolling interests of NLB(4)	22,397	291

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394	3,679

Acquisition costs and fair value of previously held equity investments in NLB and other newly consolidated subsidiaries	75,999	986

Goodwill	¥(44,963)	$(584)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million ($703 million) and the estimate of the contractual cash flows not expected to be collected of ¥108 million ($1 million).
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Include real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the acquisitions occurred on April 1, 2010.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Six months ended September 30
	2010	2011	2011
Total revenue	¥873,122	¥847,892	$11,006
Net income (loss) attributable to NHI shareholders	¥30,564	¥(52,359)	$(680)
Basic net income (loss) attributable to NHI shareholders per share	8.37	(14.44)	(0.19)
Diluted net income (loss) attributable to NHI shareholders per share	8.34	(14.44)	(0.19)

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, Nomura issued 103,429,360 common shares. In addition, the common shares of NLB which Nomura acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Other assets-Other:
Securities received as collateral	¥43,624	¥22,758	$295
Goodwill and other intangible assets	116,834	160,929	2,089
Deferred tax assets	241,911	215,420	2,796
Investments in equity securities for other than operating purposes	11,915	131,295	1,704
Other(1)	154,209	948,812	12,317

Total	¥568,493	¥1,479,214	$19,201

Other liabilities:
Obligation to return securities received as collateral	¥43,624	¥22,758	$295
Accrued income taxes	10,123	13,285	172
Other accrued expenses and provisions	404,048	318,793	4,138
Other(2)	94,521	616,465	8,002

Total	¥552,316	¥971,301	$12,607

(1)	Includes real estate held for sale.
(2)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. As of September 30, 2011, the amount of carrying values and estimated fair values are ¥287,944 million ($3,738 million) and ¥290,122 million ($3,766 million), respectively. The fair value is estimated by discounting future cash flow.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Six months ended September 30
	2010	2011	2011
Basic—
Net income (loss) attributable to NHI shareholders	¥3,373	¥(28,321)	$(368)
Weighted average number of shares outstanding	3,651,306,836	3,627,116,186
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)	$(0.10)

Diluted—
Net income (loss) attributable to NHI shareholders	¥3,370	¥(28,326)	$(368)
Weighted average number of shares outstanding	3,665,662,592	3,626,187,054
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)	$(0.10)

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Three months ended September 30
	2010	2011	2011
Basic—
Net income (loss) attributable to NHI shareholders	¥1,051	¥(46,092)	$(598)
Weighted average number of shares outstanding	3,636,764,297	3,645,882,160
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.64)	$(0.16)

Diluted—
Net income (loss) attributable to NHI shareholders	¥1,048	¥(46,096)	$(598)
Weighted average number of shares outstanding	3,648,578,821	3,643,409,618
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.65)	$(0.16)

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2010 and for the six and three months ended September 30, 2011, respectively, arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the six months ended September 30, 2010. The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the six months ended September 30, 2011.

Antidilutive stock options to purchase 59,622,300 common shares and 70,336,500 common shares for the six and three months ended September 30, 2010, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 103,395,500 common shares and 101,183,700 common shares for the six and three months ended September 30, 2011, respectively, were not included in the computation of diluted EPS.

On July 1, 2011, Nomura issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 8, “Business combinations” for more information.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Service cost	¥4,001	¥4,001	$52
Interest cost	2,245	2,162	28
Expected return on plan assets	(1,592)	(1,566)	(20)
Amortization of net actuarial losses	1,544	1,579	20
Amortization of prior service cost	(574)	(573)	(7)

Net periodic benefit cost	¥5,624	¥5,603	$73

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Service cost	¥2,056	¥2,011	$26
Interest cost	1,123	1,081	14
Expected return on plan assets	(796)	(783)	(10)
Amortization of net actuarial losses	772	790	10
Amortization of prior service cost	(287)	(286)	(3)

Net periodic benefit cost	¥2,868	¥2,813	$37

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Income taxes:

For the six and three months ended September 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 82.3% and 91.0%, respectively, is mainly due to non-deductible expenses, different tax rates and changes in statutory tax rates applicable to income (loss) of foreign subsidiaries.

For the six months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of negative 155.2% is mainly due to an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenue increased the effective tax rate. For the three months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 0.8% is mainly due to an increase in valuation allowance of foreign subsidiaries.

Subsequent event

In Japan, on November 30, 2011, the bill for reconstruction funding after the March 11 earthquake (the “Reconstruction Funding Bill”) and the bill for the remaining items of the 2011 tax reform (the “Tax Reform Bill”) were approved by the Diet. Under the Reconstruction Funding Bill, Special Reconstruction Corporate Tax will be imposed on companies, which will be calculated by multiplying the base corporation tax by 10% and will be effective for three fiscal years from April 1, 2012 to March 31, 2015. Under the Tax Reform Bill, the corporate income tax rate will be reduced by 4.5%, effective from the fiscal year beginning on or after April 1, 2012. The new tax laws related to these bills were promulgated on December 2, 2011, and as a result, the domestic statutory tax rates will be approximately 38% for the next three fiscal years and approximately 36% thereafter.

The new domestic statutory tax rates for calculating the deferred tax assets and liabilities as of December 31, 2011 will be 38% for those temporary differences expected to be realized or settled by March 31, 2015 and 36% for those after March 31, 2015. The impact of these changes is currently being evaluated.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

13. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Commitments to extend credit	¥264,736	¥256,927	$3,335
Commitments to invest in partnerships	38,008	30,952	402
Commitments to purchase aircraft	77,928	60,162	781

As of September 30, 2011, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥256,927	¥59,122	¥54,811	¥135,715	¥7,279
Commitments to invest in partnerships	30,952	253	22,373	630	7,696
Commitments to purchase aircraft	60,162	21,561	38,601	—	—

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$3,335	$767	$712	$1,762	$94
Commitments to invest in partnerships	402	3	291	8	100
Commitments to purchase aircraft	781	280	501	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Other commitments

The amounts of commitments to purchase real estate for sale and rental were nil as of March 31, 2011 and ¥158,043 million ($2,051 million) as of September 30, 2011. These included ¥86,275 million ($1,120 million) with maturities of less than 1 year and ¥71,768 million ($931 million) with maturities of 1 to 3 years.

Operating leases

The following table presents a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Total minimum lease payments	¥88,215	¥167,764	$2,178
Less: Sublease rental income	(11,412)	(11,107)	(145)

Net minimum lease payments	¥76,803	¥156,657	$2,033

As of March 31, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years of Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥88,215	¥15,034	¥14,146	¥11,268	¥9,282	¥8,296	¥30,189
As of September 30, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years of Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥167,764	¥20,543	¥18,296	¥15,415	¥12,961	¥11,703	¥88,846

	Translation into millions of U.S. dollars
	Total	Years of Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	$2,178	$267	$238	$200	$168	$152	$1,153

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss we may incur.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by Nomura’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest. The claim against NIP is proceeding in the U.S. Bankruptcy Court.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and this was granted by the Court of Appeal on March 7, 2011.

On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

        In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a Nomura U.S. subsidiary for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a Nomura U.S. subsidiary but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of Nomura’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Nomura subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Subsequent events

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of Nomura. The complaint alleges that U.S. Central purchased residential MBS issued by the subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the Nomura U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) and Bernard L. Madoff in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is seeking to recover from NIP is approximately $21 million.

Nomura supports the position of Nomura’s subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

Nomura cannot provide an estimate of its exposure to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, Nomura’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at November 30, 2011, the subsidiaries have received loan repurchase claims of $1,449 million that are unresolved.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31, 2011		September 30, 2011		September 30, 2011
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,539,472	¥101,555,634	¥4,354,200	¥105,269,019	$56,519	$1,366,420
Standby letters of credit and other guarantees(2)	¥267	¥8,512	¥236	¥18,091	$3	$235

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with “Standby letters of credit and other guarantees” as of March 31, 2011 is ¥6,761 million and as of September 30, 2011 is ¥5,946 million ($77 million).

The following table presents maturity information on Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of September 30, 2011:

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,354,200	¥105,269,019	¥39,720,072	¥20,796,052	¥12,235,463	¥32,517,432
Standby letters of credit and other guarantees	236	18,091	9,522	309	207	8,053

	Translation into millions of U.S. dollars
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$56,519	$1,366,420	$515,577	$269,938	$158,820	$422,085
Standby letters of credit and other guarantees	3	235	123	4	3	105

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the six months ended September 30, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2010
Non-interest revenue	¥197,336	¥29,697	¥227,883	¥49,366	¥504,282
Net interest revenue	1,376	2,262	44,131	(1,039)	46,730

Net revenue	198,712	31,959	272,014	48,327	551,012
Non-interest expenses	138,191	23,793	305,519	39,876	507,379

Income (loss) before income taxes	¥60,521	¥8,166	¥(33,505)	¥8,451	¥43,633

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2011
Non-interest revenue	¥176,685	¥33,110	¥152,150	¥206,176	¥568,121
Net interest revenue	1,484	1,684	68,416	(4,112)	67,472

Net revenue	178,169	34,794	220,566	202,064	635,593
Non-interest expenses	145,426	22,635	308,517	165,650	642,228

Income (loss) before income taxes	¥32,743	¥12,159	¥(87,951)	¥36,414	¥(6,635)

	Translation into millions of U.S. dollars
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2011
Non-interest revenue	$2,293	$430	$1,975	$2,676	$7,374
Net interest revenue	19	22	888	(53)	876

Net revenue	2,312	452	2,863	2,623	8,250
Non-interest expenses	1,887	294	4,005	2,150	8,336

Income (loss) before income taxes	$425	$158	$(1,142)	$473	$(86)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2010
Non-interest revenue	¥87,200	¥16,005	¥139,094	¥13,131	¥255,430
Net interest revenue	553	186	24,311	115	25,165

Net revenue	87,753	16,191	163,405	13,246	280,595
Non-interest expenses	64,975	12,022	155,764	21,264	254,025

Income (loss) before income taxes	¥22,778	¥4,169	¥7,641	¥(8,018)	¥26,570

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2011
Non-interest revenue	¥83,044	¥16,012	¥43,022	¥130,842	¥272,920
Net interest revenue	936	(61)	36,298	(6,143)	31,030

Net revenue	83,980	15,951	79,320	124,699	303,950
Non-interest expenses	73,250	11,238	152,415	109,318	346,221

Income (loss) before income taxes	¥10,730	¥4,713	¥(73,095)	¥15,381	¥(42,271)

	Translation into millions of U.S. dollars
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2011
Non-interest revenue	$1,078	$208	$559	$1,698	$3,543
Net interest revenue	12	(1)	471	(79)	403

Net revenue	1,090	207	1,030	1,619	3,946
Non-interest expenses	951	146	1,978	1,419	4,494

Income (loss) before income taxes	$139	$61	$(948)	$200	$(548)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Net gain (loss) related to economic hedging transactions	¥(791)	¥2,716	$35
Realized gain (loss) on investments in equity securities held for operating purposes	(463)	498	6
Equity in earnings of affiliates	2,356	5,445	71
Corporate items(1)	3,026	4,341	57
Other(2)	4,323	23,414	304

Total	¥8,451	¥36,414	$473

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Net gain (loss) related to economic hedging transactions	¥(6,019)	¥4,221	$55
Realized gain (loss) on investments in equity securities held for operating purposes	(713)	(183)	(2)
Equity in earnings of affiliates	1,993	1,970	26
Corporate items	5,512	(8,442)	(110)
Other(2)	(8,791)	17,815	231

Total	¥(8,018)	¥15,381	$200

(1)	Includes the gain due to the business combination with NLB in Corporate items for the six months ended September 30, 2011.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Net revenue	¥551,012	¥635,593	$8,250
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	(3,639)	(47)

Consolidated net revenue	¥535,447	¥631,954	$8,203

Non-interest expenses	¥507,379	¥642,228	$8,336
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥507,379	¥642,228	$8,336

Income (loss) before income taxes	¥43,633	¥(6,635)	$(86)
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	(3,639)	(47)

Consolidated income (loss) before income taxes	¥28,068	¥(10,274)	$(133)

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Net revenue	¥280,595	¥303,950	$3,946
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,972)	(2,361)	(31)

Consolidated net revenue	¥275,623	¥301,589	$3,915

Non-interest expenses	¥254,025	¥346,221	$4,494
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥254,025	¥346,221	$4,494

Income (loss) before income taxes	¥26,570	¥(42,271)	$(548)
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,972)	(2,361)	(31)

Consolidated income (loss) before income taxes	¥21,598	¥(44,632)	$(579)

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2010	2011	2011
Net revenue(1):
Americas	¥74,856	¥60,609	$787
Europe	120,899	94,520	1,227
Asia and Oceania	22,197	16,224	210

Subtotal	217,952	171,353	2,224
Japan	317,495	460,601	5,979

Consolidated	¥535,447	¥631,954	$8,203

Income (loss) before income taxes:
Americas	¥(2,411)	¥(27,014)	$(351)
Europe	(30,127)	(47,324)	(614)
Asia and Oceania	(10,192)	(10,831)	(141)

Subtotal	(42,730)	(85,169)	(1,106)
Japan	70,798	74,895	973

Consolidated	¥28,068	¥(10,274)	$(133)

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2010	2011	2011
Net revenue(1):
Americas	¥43,142	¥23,903	$310
Europe	61,350	45,449	590
Asia and Oceania	13,895	6,392	83

Subtotal	118,387	75,744	983
Japan	157,236	225,845	2,932

Consolidated	¥275,623	¥301,589	$3,915

Income (loss) before income taxes:
Americas	¥4,358	¥(27,515)	$(357)
Europe	(13,674)	(15,595)	(202)
Asia and Oceania	(4,899)	(9,308)	(121)

Subtotal	(14,215)	(52,418)	(680)
Japan	35,813	7,786	101

Consolidated	¥21,598	¥(44,632)	$(579)

(1)	There is no revenue derived from transactions with a single major external customer.

Notes to the Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	March 31, 2011	September 30, 2011	September 30, 2011
Long-lived assets:
Americas	¥91,295	¥85,549	$1,110
Europe	115,352	103,040	1,338
Asia and Oceania	31,642	28,954	376

Subtotal	238,289	217,543	2,824
Japan	270,945	998,481	12,960

Consolidated	¥509,234	¥1,216,024	$15,784

15. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

16. Subsequent events:

Restructuring initiatives

In light of an increasing sense of uncertainty associated with market conditions and the global economy from various unstable factors including the European sovereign debt crisis, Nomura has undertaken various restructuring initiatives to focus on accretive businesses and growth regions. These initiatives are described below.

In November 2011, Nomura announced a series of restructuring initiatives designed to improve profitability and lower its breakeven point through cost reductions. These restructuring initiatives primarily focus on reducing personnel expenses within the Wholesale Division. Key activities under the plan also include reduction of non-personnel expenses in the Retail and Asset Management Divisions. Activities under this restructuring plan have been initiated since the end of November 2011. The expected total pre-tax charges arising from these restructuring initiatives are currently under evaluation.

Disposal of a private equity investment

On November 30, 2011, Nomura Principal Finance Co., Ltd. (“NPF”), a wholly owned investment company subsidiary within Nomura, and NPF Harmony Investment Limited Partnership (“Harmony”), a Japanese investment limited partnership and investee of NPF, closed an agreement for the sale of 410,480 outstanding common shares of Skylark Co., Ltd. (comprising 220,442 shares representing 41.76% held by NPF and 190,038 shares representing 36.00% held by Harmony) for approximately ¥100 billion and 20,000 outstanding preferred shares (entirely held by NPF) for approximately ¥28 billion by transferring those shares to a Japanese corporation set up by Bain Capital Partners, LLC. The difference between the sales price and carrying value which is based on the theoretical exit price may also be due to the characteristics of private equity investments which generally command a premium beyond the theoretical value. The carrying value of the Skylark shares as of September 30, 2011 was significantly lower than the sales prices contained in the stock purchase agreement, resulting in a gain to be recognized in the third quarter. The carrying value as of September 30, 2011 was evaluated based on Nomura’s internal valuation model and recognized uncertainties resulting from the restaurant business environment.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nomura Holdings, Inc.

We have reviewed the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2011, and the related consolidated statements of operations and comprehensive income for the three-month and six-month periods ended September 30, 2011 and 2010, and the consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2011 and 2010. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of March 31, 2011, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for the year then ended (not presented herein) and in our report dated June 30, 2011 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2011, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 28, 2011

Exhibit 15

December 28, 2011

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-165049 and No.333-169682 and Form S-8 No. 333-134590, No. 333-135430, No. 333-141988, No. 333-144112, No. 333-150267, No. 333-158344 No. 333-165925 and No. 333-173244) and related Prospectus of Nomura Holdings, Inc. of our report dated December 28, 2011 relating to the unaudited consolidated interim financial statements of Nomura Holdings, Inc. and subsidiaries as of September 30, 2011, and for the quarter ended September 30, 2011 that are included in its Form 6-K dated December 28, 2011.

/s/ Ernst & Young ShinNihon LLC